

中國鐵建股份有限公司
China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code: 1186


08004825



2008 Interim Report



Contents



Corporate Information

Chinese name	中國鐵建股份有限公司
English name	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
Date of registration of the Company	5 November 2007
Registered office and head office	East, No. 40 Fuxing Road, Haidian District, Beijing, the PRC
Principal place of business in Hong Kong	23/F, Railway Plaza, 39 Chatham Road South, Tsim Sha Tsui, Kowloon, Hong Kong
Legal representative of the Company	Li Guorui
Joint company secretaries	Li Tingzhu Law Chun Biu
Information and enquiry department	Secretarial Office to the Board of Directors
Telephone	8610 5268 8600
Facsimile	8610 5268 8302
Website address	www.crcc.cn
E-mail	ir@crcc.cn
H share registrar	Computershare Hong Kong Investor Services Limited 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
Place of listing of shares	The Stock Exchange of Hong Kong Limited Shanghai Stock Exchange
Stock short name	China Rail Cons

Stock code	1186 (Hong Kong) 601186 (Shanghai)
Principal bankers	Industrial and Commercial Bank of China Limited China Construction Bank Corporation Bank of China Limited Bank of Communications Co., Ltd.
Independent Auditors	Ernst & Young Certified Public Accountants 18/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Legal advisers	*As to Hong Kong law:* Baker & McKenzie 14/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong *As to PRC law:* Beijing Deheng Law Office 12/F, Tower B, Focus Place, No. 19 Finance Street, Beijing, China




CHINA
RAILWAY
CONSTRUCTI
CORPORATIO
LIMITED
中國鐵建





ON
N

Financial Highlights

The results of China Railway Construction Corporation Limited (the "Company" or "CRCC") and its subsidiaries (the "Group") for the six months ended 30 June 2008 ("reporting period") are as follows:

- Revenue from operations totalled RMB79,777.5 million, representing an increase of 12.5% from RMB70,942.9 million in the corresponding period of last year.
- Net profit totalled RMB1,508.4 million representing an increase of 271.6% from RMB405.9 million in the corresponding period of last year.
- Profit attributable to equity holders of the Company amounted to RMB1,524.8 million, representing an increase of 275.5% from RMB406.1 million in the corresponding period of last year.
- Basic earnings per share attributable to equity holders of the Company amounted to RMB0.1435, representing an increase of 182.5% from RMB0.0508 in the corresponding period of last year.
- Total assets as at 30 June 2008 amounted to RMB205,527.9 million, representing an increase of 31.0% from RMB156,877.8 million in the end of last year.
- Total equity as at 30 June 2008 amounted to RMB45,881.3 million, representing an increase of 770.0% from RMB5,273.8 million in the end of last year.
- Accumulated new contract value increased by 117.0% to RMB137,615.7 million year-on-year, including new overseas contract value of RMB25,373.7 million.







Chairman's Statement

Dear Shareholders,

The first half of 2008 saw steady growth of CRCC. Based on the development strategy of "Being a leader in the PRC construction industry and the most competitive construction contractor in the world", the board of directors (the "Board") and management of the Company programmed and executed the three-year growth target to enhance the core competitiveness of the Company. Accordingly, in the 2008 list of Fortune Global 500 companies, the Company was ranked No. 356, as compared with its ranking of No. 384 in 2007. Its ranking in ENR Top 225 Global Contractors ascended to No. 5 from No.6 in 2007.

In the first half of 2008, the Company weathered the natural disasters including blizzard in south China, and especially the Sichuan Wenchuan earthquake, while bearing the pressures from tight monetary policy as well as price hike of energy and raw materials. The Company further explored domestic and overseas markets, expedited the expansion of six business segments and pressed ahead project responsibility cost management. Meanwhile, by enhancing internal control and warding off various risks, the Company achieved admirable operating results. The new contract value, revenue from operations and net profit attributable to equity holders amounted to RMB137,615.7 million, RMB79,777.5 million and RMB1,524.8 million, representing year-on-year increase of 117.0%,12.5% and 275.5% respectively.

In the first half of the year, the Company proactively assumed its social responsibility as corporate citizenship. Confronting the blizzard and earthquake disasters, the Company participated in the local rescue and relief work actively while using its best endeavours in self-rescue. Especially in the Wenchuan earthquake, the Company rushed to repair and recover two rescue passages, namely Tunnel 109 of Baocheng Railway and National Highway 317 leading to Wenchuan. Further, the Group had donated over RMB52,704,000 to the disaster areas including RMB7,500,000 donated by the Group, RMB25,226,000 by individual staff and over RMB19,978,000 as "special party member fees", building up a favourable corporate image of CRCC.

Looking ahead, domestic infrastructure construction, especially railway, will remain its leapfrog development momentum. Meanwhile, the international construction market still has huge growth potentials and is expected to keep its rapid and steady growth. Therefore, CRCC is facing unique opportunities arising from domestic and overseas markets. The Board of the Company believes that, in the second half of the year and a certain period in future, with further adjustment in industry structure, the construction operation of the Company will be enhanced accordingly. The profitable segments including survey and design, real estate development, manufacturing operations, and logistics and trade will release their contributions progressively. While securing its dominance in domestic construction industry, the cutting-edge of the Company in international construction field will emerge gradually. The Company is expected to meet its economic goals for the year.

Li Guorui
Chairman











CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

中國鐵建



Management's Discussion and Analysis of Financial Conditions and Results of Operations

The content of this section should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Group as set out herein (including the relevant notes).

1. OVERVIEW

The Group faced complicated international and domestic economic situation during the first half of 2008. Rising inflation rate, stricter macro control policies implemented by China government and the continuing impact from the U.S. sub-prime crisis are all posing challenges to the industry's external environment in which the Company operates.

Despite such complicated economic situation and the country's serious natural disasters, the Company firmly grabbed the opportunity of overseas and domestic listings to launch a series of initiatives. Through strengthened operation and project management, the Company steadily pushed forward the major six business segments, streamlined principal business, optimized product structure and upgraded technology to maintain a sound momentum in domestic business. Thanks to years' deployment in overseas business, overseas business started to generate profit gradually in the first half of 2008. Overseas revenue recorded considerable increase in the first half of 2008, and the number of new overseas contracts kept a high growth. The Group maintained the leading position in domestic construction industry. In 2008, the Group's ranking among the Fortune Global 500 companies ascended to No.356, with the ranking among ENR Top 225 Global Contractors advancing to No. 5 from No. 6 in 2007.

For the six months ended 30 June 2008, the Group's revenue amounted to RMB79,777.5 million, representing an increase of 12.5% over RMB70,942.9 million for the same period of last year. Profit attributable to equity holders of the Company amounted to RMB1,524.8 million, representing an increase of 275.5% over the same period of last year. Basic earnings per share attributable to equity holders of the Company were RMB0.1435.

The following is a comparison of financial results between the six-month period ended 30 June 2008 and the same period in 2007.

Results of operations

For the six months ended 30 June 2008, the Group's profit-before-tax amounted to RMB1,908.7 million, representing an increase of 43.4% over RMB1,331.3 million for the same period of last year. Profit attributable to equity holders of the Company amounted to RMB1,524.8 million, representing an increase of 275.5% over the same period of last year. Basic earnings per share attributable to equity holders of the Company were RMB0.1435.

1. OVERVIEW *(CONTINUED)*

Revenue

For six months ended 30 June 2008, the Group's revenue amounted to RMB79,777.5 million, representing an increase of 12.5% over RMB70,942.9 million for the same period of last year. The increase was mainly attributable to the increased revenue from construction operations.

For the six months ended 30 June 2008, the Group's total revenue after elimination of inter-segment sales increased by 12.5% to RMB79,777.5 million from RMB70,942.9 million for the six months ended 30 June 2007. The increase was mainly attributable to a RMB7,598.7 million increase in revenue from construction operations, a RMB211.2 million increase in revenue from survey, design and consultancy operations, a RMB223.3 million increase in revenue form manufacturing operations and a RMB801.4 million increase in revenue from other operations.

New and outstanding contracts

During the reporting period, the Group obtained 1,175 new contracts with a value of RMB137,615.7 million, representing 55.0% of the planned new contract value for the year and an increase by 117.0% over the same period of last year. Among the total, new domestic and overseas contract value accounted for RMB112,242.0 million and RMB25,373.7 million respectively. New overseas contract value increased by 151.9% over the same period of last year. At the end of the reporting period, the Group's outstanding contract value increased by 20.1% over the end of 2007, where the outstanding construction contract value increased by 19.4%. Outstanding overseas contract value reached RMB136,508 million.

Unit: RMB million

	New contract value			Outstanding contract value		
	The reporting period	The same period of 2007	Increase	The end of reporting period	The end of 2007	Increase
Construction operations	127,367.9	58,908.5	116.2%	372,595.2	312,079.8	19.4%
Survey, design and consultancy operations	1,690.9	1,089.4	55.2%	2,384.6	2,523.9	(5.5%)
Manufacturing operations	882.3	189.3	366.1%	6,083.3	6,311.5	(3.6%)
Other operations	7,674.5	3,230.3	137.6%	7,227.9	2,513.4	187.6%
Total	137,615.7	63,417.4	117.0%	388,291.0	323,428.5	20.1%

1. OVERVIEW *(CONTINUED)*

Cost of sales

For the six months ended 30 June 2008, the Group's total cost of sales after elimination of inter-segment sales increased by 11.5% to RMB73,979.6 million from RMB66,346.4 million for the six months ended 30 June 2007. The extent of increase almost matched with that of the Group's total revenue for the same period.

Gross profit

For the six months ended 30 June 2008, the Group's gross profit increased by 26.1% to RMB5,797.9 million from RMB4,596.5 million for the six months ended 30 June 2007. For the six months ended 30 June 2008, the Group's gross margin increased to 7.3% from 6.5% for the six months ended 30 June 2007. The increase of gross margin was mainly attributable to economies of scale as a result of business expansion and cost control of the Group.

Finance revenue

The finance revenue of the Group mainly includes bank interest income. For the six months ended 30 June 2008, the Group's finance revenue increased by 125.7% to RMB599.3 million from RMB265.5 million for the six months ended 30 June 2007. This was mainly due to an increase of total bank balance of the Group and the interest rate rise for the six months ended 30 June 2008.

Finance costs

The finance costs of the Group include interest expense of bank borrowings, other borrowings, finance lease and discounted notes, less capitalised interests of construction in progress and construction contracts. For the six months ended 30 June 2008, the Group's finance costs increased by 23.0% to RMB643.9 million from RMB523.7 million for the six months ended 30 June 2007.

Share of profits of jointly-controlled entities and associates

For the six months ended 30 June 2008, the Group's share of profits of jointly-controlled entities and associates decreased by RMB4.0 million or 38.1% to RMB6.5 million from RMB10.5 million for the six months ended 30 June 2007.

Management's Discussion and Analysis of Financial Conditions and Results of Operations *(continued)*

1. OVERVIEW *(CONTINUED)*

Income tax expense

For the six months ended 30 June 2008, the Group's income tax expenses decreased by 56.8% to RMB400.2 million from RMB925.4 million for the six months ended 30 June 2007. It was mainly attributable to a write-off of RMB600.2 million of deferred tax assets to the income statement of the Group for the six months ended 30 June 2007, as a result of a decrease in income tax rate from 33% to 25% from 1 January 2008 as stipulated in the new Enterprise Income Tax Law of the PRC. After deduction of the effect stated above, income tax expenses for the six months ended 30 June 2008 recorded an increase, which was due to improving operating results of the Group during the reporting period.

Minority interests

For the six months ended 30 June 2008 and 2007, the loss attributable to minority interests amounted to RMB16.4 million and RMB0.2 million respectively.

2. DISCUSSION OF THE OPERATING RESULTS OF THE GROUP BY SEGMENT

The following table sets forth the Group's revenue, gross profit and profit from operations for the indicated period:

	Revenue For the six months ended 30 June		Gross profit For the six months ended 30 June		Gross margin For the six months ended 30 June		Profit from operations For the six months ended 30 June		Operating margin For the six months ended 30 June	
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	(RMB million)		*(RMB million)*		*(%)*		*(RMB million)*		*(%)*	
Construction operations	67,008.2	74,716.4	3,866.4	4,827.2	5.8	6.5	1,315.7	1,472.2	2.0	2.0
Survey, design and consultancy operations	1,605.6	1,883.2	350.5	420.1	21.8	22.3	90.2	163.5	5.6	8.7
Manufacturing operations	887.0	1,402.0	167.1	239.1	18.8	17.1	46.1	151.3	5.2	10.8
Other operations	2,213.4	3,074.5	212.6	311.5	9.6	10.1	127.1	159.8	5.7	5.2
Subtotal	71,714.1	81,076.1	4,596.5	5,797.9	6.4	7.2	1,579.0	1,946.8	2.2	2.4
Inter-segment elimination	(771.1)	(1,298.6)	–	–	–	–	–	–	–	–
Total	70,943.0	79,777.5	4,596.5	5,797.9	6.5	7.3	1,579.0	1,946.8	2.2	2.4

2. DISCUSSION OF THE OPERATING RESULTS OF THE GROUP BY SEGMENT *(CONTINUED)*

1. Construction operations

The principal profit and loss information for the Group's construction operations before elimination of inter-segment sales is as follows:

	For the six months ended 30 June	
	2007	**2008**
	(RMB million)	
Segment revenue	67,008.2	**74,716.4**
Cost of sales	(63,141.9)	**(69,889.2)**
Gross profit	3,866.4	**4,827.2**
Selling and distribution costs	(260.2)	**(314.0)**
Administrative expenses and others	(2,290.4)	**(3,041.0)**
Segment results	1,315.7	**1,472.2**
Depreciation and amortisation	1,402.5	**1,612.3**

Segment revenue. For the six months ended 30 June 2008, the Group's segment revenue before elimination of inter-segment sales from the Group's construction operations increased by 11.5% to RMB74,716.4 million from RMB67,008.2 million for the six months ended 30 June 2007. The increase was mainly due to the increases in the revenue generated from railway projects. Among the new contract value in the first half of 2008, 148 railway projects amounted to RMB80,400 million, representing 63% of the total; 41 metropolitan railway projects amounted to RMB8,660 million, representing 6.8% of the total.

Cost of sales. For the six months ended 30 June 2008, cost of sales before elimination of inter-segment sales from the Group's construction operations increased by 10.7% to RMB69,889.2 million from RMB63,141.9 million for the six months ended 30 June 2007. The increase almost matched with that of revenue.

Gross profit. For the six months ended 30 June 2008, gross profit from the Group's construction operations increased by RMB960.8 million or 24.8% to RMB4,827.2 million from RMB3,866.4 million for the six months ended 30 June 2007. However, gross margin from the Group's construction operations increased to 6.5% for the six months ended 30 June 2008 from 5.8% for the six months ended 30 June 2007, primarily due to the Group's strengthened cost control, adjusted product structure and better project management.

Selling and distribution costs. For the six months ended 30 June 2008, selling and distribution costs from the Group's construction operations increased by RMB53.8 million or 20.7% to RMB314.0 million from RMB260.2 million for the six months ended 30 June 2007.

2. DISCUSSION OF THE OPERATING RESULTS OF THE GROUP BY SEGMENT *(CONTINUED)*

1. Construction operations *(continued)*

Administrative expenses and other expenses. For the six months ended 30 June 2008, the Group's administrative expenses and other expenses for construction operations increased by 32.8% to RMB3,041.0 million from RMB2,290.4 million for the six months ended 30 June 2007. The increase was primarily due to the growth in the Group's business and the corresponding increase in expenses.

Segment results. For the six months ended 30 June 2008, total profit from the Group's construction operations increased by RMB156.5 million to RMB1,472.2 million from RMB1,315.7 million for the six months ended 30 June 2007.

The operating margin for the Group's construction operations increased to 1.97% for the six months ended 30 June 2008 from 1.96% for the six months ended 30 June 2007, mainly due to economies of scale from the Group's expansion of business scale and success in cost control.

2. Survey, design and consultancy operations

The principal profit and loss information for the Group's survey, design and consultancy operations before elimination of inter-segment sales is as follows:

	For the six months ended 30 June	
	2007	**2008**
	(RMB million)	
Segment revenue	1,605.6	**1,883.2**
Cost of sales	(1,255.0)	**(1,463.1)**
Gross profit	350.5	**420.1**
Selling and distribution costs	(33.8)	**(50.7)**
Administrative expenses and others	(226.7)	**(206.0)**
Segment results	90.2	**163.5**
Depreciation and amortisation	89.9	**44.1**

Segment revenue. The Group's segment revenue before elimination of inter-segment sales from survey, design and consultancy operations increased by 17.3% to RMB1,883.2 million for the six months ended 30 June 2008 from RMB1,605.6 million for the six months ended 30 June 2007. The increase was primarily due to the Group's expansion of survey and design operations.

2. DISCUSSION OF THE OPERATING RESULTS OF THE GROUP BY SEGMENT *(CONTINUED)*

2. Survey, design and consultancy operations *(continued)*

Cost of sales. The Group's cost of sales before elimination of inter-segment sales from survey, design and consultancy operations increased by 16.6% to RMB1,463.1 million for the six months ended 30 June 2008 from RMB1,255.0 million for the six months ended 30 June 2007. The increase was primarily due to the Group's expansion of scale of survey and design operations.

Gross profit. For the six months ended 30 June 2008, gross profit from survey, design and consultancy operations increased by RMB69.6 million or 19.9% to RMB420.1 million from RMB350.5 million for the six months ended 30 June 2007. Gross margin from the survey, design and consultancy operations increased to 22.3% for the six months ended 30 June 2008 from 21.8% for the six months ended 30 June 2007.

Selling and distribution costs. Selling and distribution costs from the Group's survey, design and consultancy operations increased by RMB16.9 million to RMB50.7 million for the six months ended 30 June 2008 from RMB33.8 million for the six months ended 30 June 2007. The increase was primarily due to the Group's expanded scale of survey and design operations.

Administrative expenses and other expenses. For the six months ended 30 June 2008, the Group's Administrative expenses and other expenses for survey, design and consultancy operations decreased by 9.1% to RMB206.0 million from RMB226.7 million for the six months ended 30 June 2007.

Segment results. For the six months ended 30 June 2008, operating profit from the Group's survey, design and consultancy operations increased to RMB163.5 million from RMB90.2 million for the six months ended 30 June 2007. Operating profit margin from the survey, design and consultancy operations increased to 8.7% for the six months ended 30 June 2008 from 5.6% for the six months ended 30 June 2007.

2. DISCUSSION OF THE OPERATING RESULTS OF THE GROUP BY SEGMENT *(CONTINUED)*

3. Manufacturing operations

The principal profit and loss information for the Group's manufacturing operations before elimination of inter-segment sales is as follows:

	For the six months ended 30 June	
	2007	**2008**
	(RMB million)	
Segment revenue	887.0	**1,402.0**
Cost of sales	(719.9)	**(1,163.0)**
Gross profit	167.1	**239.1**
Selling and distribution costs	(5.9)	**(8.9)**
Administrative expenses and others	(115.1)	**(78.9)**
Segment results	46.1	**151.3**
Depreciation and amortisation	67.4	**59.5**

Segment revenue. Segment revenue before elimination of inter-segment sales from manufacturing operations increased by 58.1% to RMB1,402.0 million for the six months ended 30 June 2008 from RMB887.0 million for the six months ended 30 June 2007. The substantial increase was mainly due to the increased sales of larger track maintenance machinery and equipment and railway track components.

Cost of sales. The Group's cost of sales before elimination of inter-segment sales incurred from the Group's manufacturing operations increased by RMB443.1 million to RMB1,163.0 million from RMB719.9 million, primarily due to the expansion of scale of the Group's manufacturing business.

Gross profit. Gross profit from the Group's manufacturing operations for the six months ended 30 June 2008 was RMB239.1 million, an increase of RMB72.0 million, or 43.1%, compared to RMB167.1 million for the six months ended 30 June 2007. The Group's gross margin from manufacturing operations decreased to 17.1% for the six months ended 30 June 2008 from 18.8% for the six months ended 30 June 2007.

Selling and distribution costs. Selling and distribution costs from the Group's manufacturing operations increased by RMB3.0 million to RMB8.9 million for the six months ended 30 June 2008 from RMB5.9 million for the six months ended 30 June 2007. The increase was primarily due to the Group's expansion of operations.

2. DISCUSSION OF THE OPERATING RESULTS OF THE GROUP BY SEGMENT *(CONTINUED)*

3. Manufacturing operations *(continued)*

Administrative expenses and other expenses. For the six months ended 30 June 2008, the Group's administrative expenses and other expenses for manufacturing operations decreased by 31.5% to RMB78.9 million from RMB115.1 million for the six months ended 30 June 2007. The decrease in administrative expenses and other expenses was due to the cost reduction resulting from the Group's implementation of flat management system.

Segment results. As a result of the foregoing reasons, profit from the Group's manufacturing operations increased substantially to RMB151.3 million from RMB46.1 million. The operating margin for the Group's manufacturing operations for the six months ended 30 June 2007 and 2008 was 5.2% and 10.8%, respectively.

4. Other business

The Group's other business operations mainly include sales of real estate and provision of service of logistics to customers. The principal profit and loss information for the Group's other business operations before elimination of inter-segment sales is as follows:

	For the six months ended 30 June	
	2007	**2008**
	(RMB million)	
Segment revenue	2,213.4	**3,074.5**
Cost of sales	(2,000.7)	**(2,763.0)**
Gross profit	212.6	**311.5**
Selling and distribution costs	(34.2)	**(36.4)**
Administrative expenses and others	(51.4)	**(115.4)**
Segment results	127.1	**159.8**
Depreciation and amortisation	9.0	**12.8**

Segment revenue. Segment revenue derived from other operations mainly included income from the sales of real estate properties and provision of logistics services to external customers. Revenue before elimination of inter-segment sales of these businesses increased by 38.9% to RMB3,074.5 million for the six months ended 30 June 2008 from RMB2,213.4 million for the six months ended 30 June 2007.



2. DISCUSSION OF THE OPERATING RESULTS OF THE GROUP BY SEGMENT *(CONTINUED)*

4. Other business *(continued)*

Cost of sales. The Group's cost of sales before elimination of inter-segment sales incurred from the Group's other operations increased by RMB762.3 million to RMB2,763.0 million for the six months ended 30 June 2008 from RMB2,000.7 million for the six months ended 30 June 2007. The increase was primarily due to the expansion of the Group's operational scales in other fields.

Gross profit. Gross profit from the Group's operations other than construction, survey, design and consultancy and manufacturing operations for the six months ended 30 June 2008 was RMB311.5 million, representing an increase of RMB98.9 million as compared to RMB212.6 million for the six months ended 30 June 2007. Gross margin from other businesses within the Group's operations increased to 10.1% for six months ended 30 June 2008 from 9.6% for the six months ended 30 June 2007, mainly due to the decrease in revenue from real property business and the decrease in the Group's gross margin from the other businesses in the Group's other operations.

Selling and distribution costs. Selling and distribution costs from the Group's other operations increased to RMB36.4 million for the six months ended 30 June 2008 from RMB34.2 million for the six months ended 30 June 2007.

Administrative expenses and other expenses. Administrative expenses for the Group's other operations increased to RMB115.4 million for the six months ended 30 June 2008 from RMB51.4 million for the six months ended 30 June 2007. The increase was due to the expansion of the Group's business.

Segment results. As a result of the foregoing reasons, total profits from the Group's operations other than construction, survey, design and consultancy and manufacturing operations for the six months ended 30 June 2007 and 2008 were RMB127.1 million and RMB159.8 million, respectively. The Group's segment operating margins for the six months ended 30 June 2007 and 2008 were 5.7% and 5.2%, respectively.

3. LIQUIDITY AND CAPITAL RESOURCES

1. Cash flow

	For the six months ended 30 June	
	2007	**2008**
	(RMB million)	
Cash/cash equivalents as at the beginning of the period	18,373.6	**23,188.5**
Net cash inflow/(outflow) from operating activities	3,844.3	**(4,182.9)**
Net cash outflow from investing activities	(5,467.3)	**(6,440.4)**
Net cash inflow from financing activities	4,060.7	**35,014.3**
Net increase in cash/ cash equivalents	2,437.7	**24,391.0**
Impact on cash and cash equivalents from the change in exchange rate	(31.5)	**(77.6)**
Cash/cash equivalents as at the end of the period	20,779.9	**47,501.8**

2. Cash flows from operating activities

For the six months ended 30 June 2008, the Group had a net cash outflow from operating activities of RMB4,182.9 million. Net cash flow from operating activities was negative, mainly attributable to the increase in inventories and properties under development. The inventories increased by RMB3,885.5 million in the reporting period, mainly attributable to an increase in materials inventories due to the risk of a soaring price of materials.

An increased of RMB3,359.5 million in properties under development was recorded for real estate development operations, most of which is comprised by new land reserve.

3. LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

3. Cash flow from investing activities

For the period ended 30 June 2008, the Group's net cash outflow from investing activities was RMB6,440.4 million, representing an increase of RMB973.1 million as compared with RMB5,467.3 million for the same period of last year, mainly attributable to purchase of equipment and investment in BOT projects.

4. Net cash flow from financing activities

For the period ended 30 June 2008, the Group's net cash flow from financing activities was RMB35,014.3 million, representing an increase of RMB30,953.6 million as compared with RMB4,060.7 million for the corresponding period of last year, mainly attributable to proceeds raised from shares issued by the Company in the reporting period.

5. Capital expenditures

The Group's incurred capital expenditures mainly for the construction, expansion and technology upgrade of the Group's facilities and purchase of equipment used for construction projects. The Group's capital expenditures were RMB4,291.8 million and RMB3,068.0 million for the six months ended 30 June 2008 and 2007 respectively.

The following table sets forth the capital expenditures for the Group's business operations for the six months ended 30 June 2008 and the same period of 2007 respectively:

	For the six months ended 30 June	
	2007	**2008**
	(RMB million)	
Construction operations	2,433.9	**4,036.2**
Survey, design and consultancy operations	105.6	**123.6**
Manufacturing operations	504.2	**113.2**
Others	24.3	**18.9**
Total	3,068.0	**4,291.8**

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

6. Working capital

(a) Construction contracts in progress

The following table sets forth the Group's construction contracts work-in-progress as of the balance sheet dates indicated below:

	30 June 2008	31 December 2007
	(RMB million)	
Contract cost incurred plus recognised profit less recognised losses	**576,451.9**	522,645.7
Less: progress billings received and receivable	**(551,851.4)**	(504,109.2)
Contract work-in-progress	**24,600.5**	18,536.6
Representing:		
Amount due from customers for contract work	**39,811.5**	35,928.3
Amount due to customers for contract work	**(15,211.0)**	(17,391.8)
	24,600.5	18,536.6

(b) Trade receivables and trade payables

The following table sets forth the turnover days of the Group's trade receivables and trade payables for the date indicated below:

	30 June 2008	31 December 2007
Turnover days of trade receivables(1)	**69**	59
Turnover days of trade payables(2)	**113**	95

(1) Turnover days of trade receivables is derived by dividing the arithmetic mean of the opening and closing balances of trade receivables (including non-current portion and portion classified as current assets) with revenue for the six months ended 30 June 2008 multiplying 180 days(for the year ended 31 December 2007 is multiplying 365 days).



3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

6. Working capital *(continued)*

(b) Trade receivables and trade payables *(continued)*

(2) Turnover days of trade payables is derived by dividing the arithmetic mean of opening and closing balances of trade payables (including non-current portion and portion classified as current liabilities) with cost of sales for the six months ended 30 June 2008 by multiplying 180 days(for the year ended 31 December 2007 is multiplying 365 days).

The following table sets forth an aging analysis of trade and bills receivable as of the balance sheet dates indicated below:

	30 June 2008	31 December 2007
	(RMB million)	
Less than one year	26,752.7	27,528.2
One to two years	2,247.3	2,376.2
Two to three years	833.3	909.6
More than three years	456.1	484.9
Total	30,289.3	31,298.9

As of 30 June 2008, the Group had a provision for impairment of RMB569.9 million. The Group's Directors believe that the provision for impairment of the Group is adequate.

The following table sets forth an aging analysis of trade and bills payable as of the balance sheet dates indicated:

	30 June 2008	31 December 2007
	(RMB million)	
Less than one year	44,353.7	42,010.7
One to two years	1,879.9	1,893.7
Two to three years	812.3	933.8
More than three years	552.5	579.7
Total	47,598.4	45,418.0

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

6. Working capital *(continued)*

(b) Trade receivables and trade payables *(continued)*

As of 30 June 2008, the Group's trade and bills payable increased to RMB47,598.4 million from RMB45,418.0 million as of 31 December 2007. The increase was primarily because we were granted a longer credit period by the Group's supplier due to the increase of the Group's business scale and the Group's outstanding credit standard.

7. Indebtedness

(a) Borrowings

The maturity profile of interest-bearing borrowings of the Group as of 30 June 2008 and 31 December 2007 is as follows:

	30 June 2008	31 December 2007
	(RMB million)	
Within one year	**18,193.0**	20,766.4
In the second year	**2,717.8**	1,451.0
In the third to fifth years (inclusive)	**866.2**	2,250.8
Beyond five years	**1,992.8**	1,495.0
Total	**23,769.8**	25,963.1

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

8. Use of Proceeds

(a) Use of proceeds raised from H shares

The Company's H shares was listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") on 13 March 2008 and the Company raised a total net proceeds of RMB17,358.6 million. As at 30 June 2008, an aggregate proceeds of RMB1,848.9 million was used and the outstanding balance amounted to RMB15,328.2 million. The application of the Company's proceeds is in line with the proposed uses disclosed in the prospectus of H shares issued by the Company on 29 February 2008. Certain temporarily unused proceeds have been deposited in the account for proceeds of the Company, part of which has been deposited as call deposits and fixed deposits. As at 30 June 2008, specific details in relation to various projects financed by proceeds of the Company are set out as follows:

Unit: RMB million

Project	Amount of proceeds	Actual amount of proceeds applied	Unused proceeds	Any changes in projects	On schedule or not	In accordance with estimated earnings or not
1. Net proceeds	17,358.6					
2. Application of proceeds disclosed in the Prospectus	17,358.6	1,848.9	15,509.7			
1. Acquisition of equipment	14,108.2	113.6	13,994.6	No	Yes	Yes
2. Cement plant in Nigeria	1,515.1	–	1,515.1	No	Yes	Yes
3. Replenishment of working capital	1,735.3	1,735.3	0.0	No	Yes	Yes
3. Foreign exchange loss and interest			181.5			
4. Balance as at the end of the period			15,328.2			

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

8. Use of Proceeds *(continued)*

(b) Progress and gains of investment projects by A shares proceeds

The A shares of the Company was listed on the Shanghai Stock Exchange on 10 March 2008, and the Company raised a net proceeds of RMB21,725.7 million. As at 30 June 2008, an aggregate proceeds of RMB13,009.6 million was used and the unused proceeds amounted to RMB8,716.1 million. The application of the Company's proceeds is in line with the proposed uses disclosed in the prospectus of A shares. Certain temporarily unused proceeds have been deposited in the account for proceeds of the Company, part of which has been deposited as call deposits and fixed deposits. As at 30 June 2008, specific details in relation to various projects financed by the proceeds of the Company are as follows:

Unit: RMB million

Project	Planned investment	Any changes in projects	Actual amount of proceeds applied	On schedule or not	In accordance with estimated earnings or not
1. Acquisition of equipment required by domestic constructions	10,500.0	No	4,134.0	Yes	Yes
2. Expansion of the domestic technology introduction project by Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	1,150.0	No	400.0	Yes	Yes
3. The project of railway system of China Railway Rail System Group Co., Ltd.	320.0	No	320.0	Yes	Yes
4. The project of Changsha Xiu Feng Shan Zhuang	400.0	No	300.0	Yes	Yes
5. Shijiazhuang — Wuhan Passenger Railway Line Project	1,500.0	No	0.0	Yes	Yes
6. Replenishment of working capital and repayment of loans	2,000.0	No	7,855.6	Yes	Yes
Total	15,870.0		13,009.6		

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

9. Progress of and gains from other substantial projects other than proceeds investments

For the six months ended 30 June 2008, the substantial projects other than proceeds investments resolved by the Group are as follows:

(1) The Company will inject a capital of RMB65million to CCECC-BEYOND International Investment & Development Co., Ltd. ("CCECC-BEYOND") which engaged in the expansion, operation and management of the Lekki Free Trade Zone in Lagos, Nigeria, by way of equity participation. China Civil Engineering Construction Corporation (referred as "CCECC" hereafter), a wholly-owned subsidiary of the Company, increased the capital of CCECC-BEYOND by RMB22.50 million. Upon completion of capital increase by the Company and the CCECC, adding the capital increase by other investors, the registered capital of CCECC-BEYOND will increase from RMB50 million to RMB200 million. The shareholding of the Company will increase from 10% to 35% and the shareholding of CCECC remained at 15%. The Company's direct and indirect capital contribution to CCECC will be RMB100 million, representing 50% of the entire registered capital of CCECC-BEYOND.

(2) The Company will contribute RMB150.00 million to China Railway Rail System Group Co., Ltd., a wholly-owned subsidiary of the Company, by way of capital increase for the use in the newly established project of high manganese steel frog.

(3) The Company will contribute capital for the acquisition of an aggregate equity interest of 60% in China Railway Real Estate Group Co., Ltd. (referred as "CRRE" hereafter) held by the wholly-owned subsidiaries transferred to the Company, namely China Railway 12th Bureau Group Co., Ltd., China Railway Fourth Survey and Design Institute Group Co., Ltd. and China Railway Construction Group Ltd., for the purpose of turning CRRE into a wholly-owned subsidiary of the Company. Upon completion of equity acquisition, the Company will increase its shareholding in CRRE, which will increase the registered capital of CRRE from RMB500 million to RMB2,000 million.

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

9. Progress of and gains from other substantial projects other than proceeds investments *(continued)*

(4) The Group will commence the BT project under the secondary stage bid for the construction of expanding the Second-Ring highway system, which is located in the main city in south east Kunming, Yunnan Province. The Second-Ring highway system of the main city in south east Kunming is a crucial project for smoothing the traffic flow in Kunming city, the construction work of the Second-Ring highways aggregated to 14.153 km. The Group won the bid of the secondary stage of the construction, which is the section of South Second-Ring Road. Such contract section has a total length of 9.8km. The aggregate quotation is RMB2,402.28 million and the finance interest rate of tender quotation is 10.63%. Capital of the project accounted for 35% or RMB840.80 million of the total investment, whereas the remaining 65% of capital will be financed by bank loan. The repurchase period of such tender is 5 years with consequential repurchase ratios of 15%, 20%, 30%, 20% and 15%.

The above substantial projects other than proceeds investments have been considered and approved at the 5th meeting of the first Board of the Company.

10. Risk of foreign exchange

For the six months ended 30 June 2008, due to appreciation of Renminbi, the Company incurred a loss in foreign exchange of RMB456.1 million, representing an increase of RMB418.5million as compared to the same period of last year.

4. OVERSEAS OPERATIONS

For the six months ended 30 June 2008, the revenue from overseas operations of the Group was RMB5,734.9 million, representing a growth of 156.2% as compared to the same period of last year. The major overseas project of the Company, namely the Algerian highway (East to West) project etc., had officially commenced constructions. Following the implementation of the above projects, revenue from overseas operations increased steadily. The Company is of the view that, despite the intensifying turbulences in certain foreign areas, there are still huge business opportunities in the emerging markets. The Company will continue to leap forward its development in overseas business, progressively leveraging it as the crucial driving force of the Group's sustainable development.



Particulars of Share Capital Structure, Changes and Shareholders

SHARE CAPITAL STRUCTURE AND CHANGES IN SHAREHOLDING

The Company was established on 5 November 2007 with China Railway Construction Corporation ("CRCCG") as the sole promoter. Upon the completion of the establishment, CRCCG was the Company's sole shareholder and held 8 billion issued domestic shares of the Company. On 10 March and 13 March 2008, the Company's A shares and H shares were respectively listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. On 31 March 2008, an over-allotment option ("Over-allotment Option") was partially exercised by the joint global coordinators ("Joint Global Coordinators") of the global offering of the H shares of the Company.

As at 30 June 2008, the share capital structure of the Company was as follows:

Shareholders	Nature of shares	Number of shares	Approximate percentage in share capital in issue %
CRCCG	A share*	7,811,245,500	63.31
Public holders of A shares	A share	2,450,000,000	19.86
Public holders of H shares	H share**	2,076,296,000	16.83
Total		12,337,541,500	100.00

* Lock-up period is 36 months from the date of listing of A shares of the Company

** Including shares held by the National Council for Social Security Fund of the PRC

Particulars of Share Capital Structure, Changes and Shareholders *(continued)*

SUBSTANTIAL SHAREHOLDERS

So far as the directors of the Company are aware, as at 30 June 2008, the persons other than directors, chief executive or supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO") were as follows:

Name of substantial shareholders	Class of share	Number of shares held	Capacity	Approximate percentage in the relevant class of share capital	Approximate percentage in total issued shares
China Railway Construction Corporation	A shares	7,811,245,500	Beneficial owner	76.12%	63.31%
National Council for Social Security Fund of the PRC*	H shares	170,600,000(L)	Beneficial owner	9.09%	1.40%
Mirae Asset Global Investments (Hong Kong) Limited	H shares	105,327,000(L)	Investment manager	5.07%	0.85%

Note: Source of information on the shareholdings of the substantial holders of H shares: the HKExnews website of the Hong Kong Stock Exchange.

(L) Denotes long positions

* As far as directors of the Company are aware, upon the partial exercise of over-allotment option by the Joint Global Coordinators on 31 March 2008, shares of the Company held by the National Council for Social Security Fund of the PRC has increased to 188,754,500 H shares, representing approximately 9.09% and 1.53% of the total H shares and total issued shares of the Company respectively.

SHAREHOLDING OF THE TOP 10 SHAREHOLDERS

As at 30 June 2008, the total number of shareholders of the Company was 349,233 (Including 315,306 holders of A shares and 33,927 holders of H shares (registered shareholders))

Name of shareholder	Nature of shares	Shareholding percentage	Number of shares held	Increase/ decrease during the reporting period	Number of shares subject to trading moratorium	Number of shares pledged or frozen
China Railway Construction Corporation	State-owned share	63.31%	7,811,245,500	(188,754,500)	7,811,245,500	0
HKSCC Nominees Limited	H share	16.64%	2,054,025,500	2,054,025,500	0	0
Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund (中國農業銀行－中郵核心成長股票型證券投資基金)	A share	0.44%	53,794,511	53,794,511	0	0
China Construction Bank — Yinhua Core Value Prime Stock Equity Securities Investment Fund (中國建設銀行－銀華核心價值優選股票證券投資基金)	A share	0.31%	38,373,119	38,373,119	0	0
Agricultural Bank of China — Zhongyou Core Prime Stock Equity Securities Investment Fund (中國農業銀行－中郵核心優選股票型證券投資基金)	A share	0.29%	36,042,550	36,042,550	0	0
China Construction Bank — Hua'an Great Bonus Equity Securities Investment Fund (中國建設銀行－華安宏利股票型證券投資基金)	A share	0.26%	31,999,900	31,999,900	0	0

SHAREHOLDING OF THE TOP 10 SHAREHOLDERS *(CONTINUED)*

Name of shareholder	Nature of shares	Shareholding percentage	Number of shares held	Increase/ decrease during the reporting period	Number of shares subject to trading moratorium	Number of shares pledged or frozen
SPD Bank — Guang Fa Smallcap Growth Equity Securities Investment Fund 上海浦東發展銀行－廣發小盤成長股票型證券投資基金	A share	0.25%	31,000,000	31,000,000	0	0
China Construction Bank — Zhongxin Bonus Prime Stock Equity Securities Investment Fund (中國建設銀行－中信紅利精選股票型證券投資基金)	A share	0.25%	30,810,000	30,810,000	0	0
China Construction Bank — Huaxia Advantaged Growth Equity Securities Investment Fund (中國建設銀行－華夏優勢增長股票型證券投資基金)	A share	0.20%	24,999,926	24,999,926	0	0
UBS AG	A share	0.19%	23,116,605	23,116,605	0	0

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the six months ended 30 June 2008, Mr. Zhuang Shangbiao, the Chief Financial Officer of the Company has been appointed as the vice president of the Company at the 4th meeting of the first Board of the Company.

Mr. ZHUANG Shangbiao (莊尚標), 45, a Chinese with no overseas residence, is the Vice President, Chief Financial Officer and Chief Legal Adviser of the Company. Mr. Zhuang has profound knowledge and understanding of the PRC construction industry, substantial financial knowledge and rich experience in corporate finance and financial management. Mr. Zhuang joined CRCCG in 2005. He served as the deputy general manager of the financial division of China Road and Bridge Construction Corporation (中國公路橋樑建設總公司) from March 1992 to February 1994, the deputy general manager and executive deputy general manager of China Road and Bridge Group (H.K.) Limited from February 1994 to February 2001, chief accountant of China Road and Bridge (Group) Corporation from February 2001 to August 2005, chief accountant of CRCCG from August 2005 to November 2007, as well as the chief legal adviser of CRCCG from April 2006 to November 2007. Mr. Zhuang has been the chief financial officer of the Company since November 2007. Mr. Zhuang graduated from Changsha Jiaotong Institute, PRC majoring in engineering and financial accounting and obtained a bachelor degree in engineering. He is a senior accountant.

Save as disclosed above, there is no any other change in directors, supervisors and senior management of the Company during the reporting period.

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES OF THE COMPANY

During the six months ended 30 June 2008, none of the directors, supervisors, chief executive of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. During the six months ended 30 June 2008, none of the directors, supervisors, chief executive, or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

During the six-month ended 30 June 2008, none of the Company or its subsidiaries had repurchased, disposed of or redeemed any securities of the Company.

CORPORATE GOVERNANCE

The Company's Articles of Association, term of reference of the Audit Committee, term of reference of the Supervisory Committee and the Code of Conduct on Directors and Relevant Employees' Securities Transactions constitute the reference basis of the Company's codes on corporate governance practices. The Board has reviewed the corporate governance documents of the Company, and is of opinion that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

The Board is of the view that the Company has fully complied with the code provisions of the CG Code during the six-month period ended June 30, 2008.

The Company attaches much importance to investor relation management. Investor Relation Division, a dedicated department to manage investor relations, has been established in Secretarial Office to the Board. An Implementation System for Investors' Relations has been established and the investors' service plan has been improved. Telephone hotline and email account were also set up for investors' relations with dedicated staff responsible for inquiries and visits of investors. Since its listing in March this year, the Company has accommodated over 200 investors' visits in 60 batches from the country and abroad.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS AND SUPERVISORS

The Company has adopted a code of conduct regarding securities transactions by the Directors and relevant employees (the "Required Standard") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Listing Rules. After specific enquiries to all directors and supervisors of the Company, the Company confirmed that they had complied with the Required Standard during the six-month period ended June 30 2008. Relevant employees who are likely to be in possession of unpublished price-sensitive data of the Group are also subject to compliance with the Required Standard. The Directors are not aware of any incident of non-compliance by such employees during the six-month period ended June 30 2008.

AUDIT COMMITTEE

The Audit Committee under the Board of the Company comprises Mr. Wu Taishi, Mr. Ding Yuanchen and Mr. Wei Weifeng, with Mr. Wu Taishi as Chairman of the Audit Committee.

The Audit Committee has reviewed the Company's unaudited interim condensed consolidated financial statements for the six months ended 30 June 2008. The Audit Committee has also discussed matters such as the accounting policies and practices adopted by the Company and internal control with the senior management of the Company.

Significant Events

MATERIAL LITIGATION AND ARBITRATION

As at 30 June 2008, the Group have the following pending litigation or arbitration which involves an amount exceeding RMB50 million:

On 18 April 2006, China Railway 14th Bureau Group Co., Ltd., the Company's wholly-owned subsidiary, entered into the Construction Contract with Jinan Junan Construction Company Limited (濟南軍安工程有限公司) of China National Real Estate Development Group Corporation which engaged China Railway 14th Bureau Group Co., Ltd. to construct the Jinan Junan Heping Resort (濟南軍安和平山莊) Project. As specified by the contract, upon completion of construction in the amount of RMB32,000,000, Jinan Junan Construction Company Limited of China National Real Estate Development Group Corporation shall pay 85% of direct expenses of the amount of construction. However, Jinan Junan Construction Company Limited of China National Real Estate Development Group Corporation refused to pay the project costs after the amount of construction met the payment conditions. China Railway 14th Bureau Group Co., Ltd. initiated an action at High People's Court of Shandong Province to claim against Jinan Junan Construction Company Limited of China National Real Estate Development Group Corporation for the payment of the project costs of RMB46,527,133.79 and the compensation of various financial losses of RMB4,059,633.6. The Court accepted the action on 20 July 2007, and the case is currently being processed.

MATERIAL PROJECT

During the six months ended 30 June 2008, the Group's contracts with bidding price exceeding RMB3,000,000,000 includes:

1. Beijing-Shanghai High-Speed Railway Project, for which the bidding amount won by the Group totalled RMB33,743,000,000, representing 40.31% of the total tender price of RMB83,701,000,000.

2. Guangzhou-Zhuhai Railway Resumption Project, for which the bidding amount won by the Group totalled RMB4,865,000,000, representing 63.5% of the total tender price of RMB7,661,000,000.

3. Nanchang Pivot and Yongtai-Putian section of new Xiangtang-Putian Railway Construction Project, for which the bidding amount won by the Group totalled RMB3,123,000,000, representing 44.53% of the total tender price of RMB7,013,000,000.

4. New Shanghai-Nanjing Intercity Rail Transit Station, for which the bidding amount won by the Group totalled RMB7,932,000,000, representing 46.16% of the total tender price of RMB17,184,000,000.

5. Libya Railway Project, for which the Company's subsidiary, CCECC, entered into two railway construction projects with Libya with the contract sum of US$2,600,000,000 in February 2008. One was Libya Seaside Railway Line, with contract value of LRD2,200,000,000 and the construction period of four years; The other was Libya North-South Railway Line (Alhishe-Sabha), with the contract value of LRD1,000,000,000 and the construction period of three years. The railway project commenced construction on 11 June 2008.

IMPACTS FROM SICHUAN WENCHUAN EARTHQUAKE

The Sichuan Wenchuan earthquake on 12 May 2008 caused certain impacts on the production and operation of the Group during the reporting period. 16 projects of the Group were hard hits of the earthquake, with 32 people died, 5 people missing and 258 people injured in the earthquake. The economic loss was mainly arising from the damage of construction structure, office facilities, housing residences and large machineries, failure of water, electricity supply and service road used in construction. After the earthquake, the Group responded quickly and initiated contingency plan to cope with the unexpected disaster and make earthquake relief in a powerful, orderly and effective manner, minimizing the losses from the disaster. The Board of the Company believes that the earthquake will not have material impact on the production and operation situations as well as future development of the Company for this year. Therefore, the annual operating plan remains unchanged.

While using its best endeavors in self-rescue, the Company also participated in the rescue mission proactively and provided supports to disaster areas at the request of the State-owned Assets Supervision and Administration Commission (the "SASAC") and local governments at different levels. 35 emergency rescue teams and over 30 squads were set up by 17 group companies to participate in the rescue mission organized by project commissioners or local governments. 7,786 people took part in the rescue mission in the disaster-hit area with 1,044 machineries being deployed. During the earthquake relief, the Group, leveraging its advantages as a central enterprise, demonstrated its admirable outlook among the people in the disaster area and won a favourable reception from governments, the public and People's Liberation Army, becoming more influential in the country.

The Company was awarded as "Advanced Model in National Post-disaster Reconstruction", with one Party Branch being recognised as "Advanced Primary Party Organization in Disaster Relief" by the Organization Department of the CPC Central Committee, 10 sub-organization being appraised as advanced group and advanced Party Organization in disaster relief by SASAC, and 17 people receiving rewards from SASAC.

Besides full efforts in local earthquake relief, as at 5 June 2008, the Group had donated over RMB52,704,000 to the disaster area. In particular, the headquarter of the Company donated RMB6,000,000 to the Red Cross Society of China while its subsidiaries donated RMB1,500,000 to the disaster area. RMB25,225,995 were donated by individual staff and over RMB19,978,000 were handed in by communist party members as "special party member fees".

Interim Condensed Consolidated Income Statement

Six months ended 30 June 2008

	Notes	For the six months ended 30 June 2008 RMB'000 (Unaudited)	2007 RMB'000 (Unaudited)
REVENUE	4	**79,777,544**	70,942,886
Cost of sales		**(73,979,609)**	(66,346,353)
Gross profit		**5,797,935**	4,596,533
Other income and gains, net	4	**263,260**	127,963
Selling and distribution costs		**(410,012)**	(334,062)
Administrative expenses		**(3,263,445)**	(2,686,859)
Other expenses		**(440,970)**	(124,598)
PROFIT FROM OPERATIONS	5	**1,946,768**	1,578,977
Finance revenue	6	**599,306**	265,509
Finance costs	6	**(643,902)**	(523,720)
Share of profits and losses of:			
Jointly-controlled entities		**2,774**	9,707
Associates		**3,711**	823
PROFIT BEFORE TAX		**1,908,657**	1,331,296
Tax	7	**(400,238)**	(925,422)
PROFIT FOR THE PERIOD		**1,508,419**	405,874
Attributable to:			
Equity holders of the Company		**1,524,780**	406,085
Minority interests		**(16,361)**	(211)
		1,508,419	405,874
Distributions	8	**—**	2,033,350
Earnings per share attributable to equity holders of the Company:			
Basic	9	**14.35 cents**	5.08 cents
Diluted	9	**N/A**	N/A

Interim Condensed Consolidated Balance Sheet

30 June 2008

	Notes	30 June 2008 *RMB'000* *(Unaudited)*	31 December 2007 *RMB'000* *(Audited)*
NON-CURRENT ASSETS			
Property, plant and equipment	10	**17,891,135**	15,997,957
Prepaid land lease payments		**4,657,072**	4,695,513
Intangible assets		**1,499,885**	1,132,542
Interests in jointly-controlled entities		**75,135**	71,814
Interests in associates		**287,195**	256,971
Held-to-maturity investments		**17,460**	18,358
Available-for-sale investments		**841,038**	872,418
Deferred tax assets	11	**2,974,610**	3,140,236
Trade and bills receivables	12	**1,586,737**	1,033,832
Prepayments, deposits and other receivables	13	**70,442**	81,750
Total non-current assets		**29,900,709**	27,301,391
CURRENT ASSETS			
Prepaid land lease payments		**90,687**	101,901
Inventories	14	**11,912,467**	8,026,889
Properties under development		**6,994,688**	3,510,042
Completed properties held for sale		**251,596**	352,398
Construction contracts	15	**39,811,545**	35,928,314
Trade and bills receivables	12	**28,702,573**	30,265,003
Prepayments, deposits and other receivables	13	**34,153,016**	23,543,418
Held-to-maturity investments		**25,000**	25,000
Financial assets at fair value through profit or loss		**43,054**	125,131
Pledged deposits	16	**1,206,821**	1,298,142
Cash and cash equivalents	16	**52,435,711**	26,190,152
		175,627,158	129,366,390
Non-current asset held for sale	25	**—**	210,000
Total current assets		**175,627,158**	129,576,390
TOTAL ASSETS		**205,527,867**	156,877,781

	Notes	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
CURRENT LIABILITIES			
Trade and bills payables	17	**46,665,010**	44,676,793
Construction contracts	15	**15,211,014**	17,391,764
Other payables and accruals	18	**63,365,525**	53,199,850
Interest-bearing bank and other borrowings	19	**18,193,031**	20,766,407
Provisions for early retirement benefits		**1,393,854**	1,077,140
Tax payable		**700,595**	1,021,936
Provision		**4,358**	7,610
Total current liabilities		**145,533,387**	138,141,500
NET CURRENT ASSETS/(LIABILITIES)		**30,093,771**	(8,565,110)
TOTAL ASSETS LESS CURRENT LIABILITIES		**59,994,480**	18,736,281
NON-CURRENT LIABILITIES			
Trade and bills payables	17	**933,409**	741,228
Other payables and accruals	18	**1,099,921**	382,401
Interest-bearing bank and other borrowings	19	**5,576,791**	5,196,736
Provisions for early retirement benefits		**5,992,663**	6,668,470
Deferred tax liabilities	11	**164,701**	194,994
Other long term liabilities		**179,350**	100,922
Deferred revenue		**166,323**	177,692
Total non-current liabilities		**14,113,158**	13,462,443
NET ASSETS		**45,881,322**	5,273,838
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY			
Issued share capital	20	**12,337,542**	8,000,000
Reserves		**33,305,008**	(2,942,040)
		45,642,550	5,057,960
MINORITY INTERESTS		**238,772**	215,878
TOTAL EQUITY		**45,881,322**	5,273,838

Interim Condensed Consolidated Statement of Changes in Equity

Six months ended 30 June 2008

	Attributable to equity holders of the Company							
(Unaudited)	Issued share capital *RMB'000*	Capital reserve *RMB'000*	Available-for-sale investment revaluation reserve *RMB'000*	Retained earnings *RMB'000*	Exchange fluctuation reserve *RMB'000*	Total *RMB'000*	Minority interests *RMB'000*	Total equity *RMB'000*
As at 1 January 2008	8,000,000	(3,499,547)	237,940	292,115	27,452	5,057,960	215,878	5,273,838
Capital contributions	—	—	—	—	—	—	39,210	39,210
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	—	(2)	(2)
Changes in fair values of available-for-sale investments	—	—	(30,503)	—	—	(30,503)	—	(30,503)
Deferred tax liabilities arising from changes in fair values of available-for-sale investments *(note 11)*	—	—	9,690	—	—	9,690	—	9,690
Issue of shares *(note 20)*	4,337,542	36,062,862	—	—	—	40,400,404	—	40,400,404
Share issue expenses	—	(1,316,151)	—	—	—	(1,316,151)	—	(1,316,151)
Profit for the period	—	—	—	1,524,780	—	1,524,780	(16,361)	1,508,419
Exchange realignment	—	—	—	—	(3,630)	(3,630)	47	(3,583)
As at 30 June 2008	12,337,542	31,247,164	217,127	1,816,895	23,822	45,642,550	238,772	45,881,322

Interim Condensed Consolidated Statement of Changes in Equity *(continued)*

Six months ended 30 June 2008

(Unaudited)	Attributable to equity holders of the Company				
	Owner's equity *RMB'000*	Available-for-sale investment revaluation reserve *RMB'000*	Total *RMB'000*	Minority interests *RMB'000*	Total equity *RMB'000*
As at 1 January 2007	2,637,393	—	2,637,393	1,050,376	3,687,769
Capital contributions	296,173	—	296,173	12,004	308,177
Dividends paid to minority shareholders of subsidiaries	—	—	—	(254,287)	(254,287)
Changes in fair values of available-for-sale investments	—	158,952	158,952	—	158,952
Deferred tax liabilities arising from changes in fair values of available-for-sale investments	—	(14,843)	(14,843)	—	(14,843)
Acquisition of minority interests *(note (a))*	(1,937,993)	—	(1,937,993)	(717,672)	(2,655,665)
Distributions pursuant to the Restructuring *(note 8)*:					
(i) Provision for supplementary pension subsidies	2,880,020	—	2,880,020	—	2,880,020
(ii) Deferred tax assets arising from provision for supplementary pension subsidies	(846,670)	—	(846,670)	—	(846,670)
Profit for the period	406,085	—	406,085	(211)	405,874
As at 30 June 2007	3,435,008	144,109	3,579,117	90,210	3,669,327

Notes:

(a) The minority interests in certain subsidiaries were held by employees through Employees Share Ownership Committees. During the six months ended 30 June 2007, China Railway Construction Corporation Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") entered into purchase agreements and supplementary purchase agreements with the respective Employees Share Ownership Committees to acquire the minority interests. Based on the purchase agreements and supplementary purchase agreements, it was agreed that the minority interests and the associated risks and rewards, including the profits/(losses) generated by the related subsidiaries, would be transferred to the Group with effect from 31 December 2006. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of the net assets acquired is recorded in equity.

(b) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant regulations in the People's Republic of China (the "PRC" or "Mainland China", which excludes for the purpose of these interim condensed consolidated financial statements, the Hong Kong Special Administrative Region of the PRC or Hong Kong, the Macau Special Administrative Region of the PRC or Macau, and Taiwan) and the Articles of Association of the Company, retained earnings available for distribution by the Company will be the lower of the amount determined in accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance (the "MOF") of the PRC in 2006 and other related regulations issued by the MOF (collectively, the "New PRC GAAP") and the amount determined in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board (the "IASB").

Interim Condensed Consolidated Cash Flow Statement

Six months ended 30 June 2008

	Notes	For the six months ended 30 June 2008 RMB'000 (Unaudited)	2007 RMB'000 (Unaudited)
Net cash inflow/(outflow) from operating activities		(4,182,943)	3,844,341
Net cash outflow from investing activities		(6,440,448)	(5,467,339)
Net cash inflow from financing activities		35,014,342	4,060,718
NET INCREASE IN CASH AND CASH EQUIVALENTS		24,390,951	2,437,720
Cash and cash equivalents at beginning of period		23,188,491	18,373,635
Effect of foreign exchange rate changes, net		(77,641)	(31,481)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	16	47,501,801	20,779,874

1. GROUP RESTRUCTURING AND CORPORATE INFORMATION

The Company was incorporated in the PRC on 5 November 2007 as a joint stock company with limited liability pursuant to a group restructuring (the "Restructuring") of China Railway Construction Corporation ("CRCCG"), a state-owned enterprise in the PRC, in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange") and The Shanghai Stock Exchange.

In consideration for CRCCG transferring the Core Operations (as defined below) to the Company and the injection of certain prepaid land lease payments in an aggregate amount of approximately RMB3,075 million upon its incorporation on 5 November 2007, the Company issued 8,000 million ordinary shares to CRCCG. The ordinary shares issued to CRCCG have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company upon its incorporation. CRCCG is the ultimate holding company of the Company.

The registered office of the Company is located at East, No. 40 Fuxing Road, Haidian District, Beijing, the PRC.

Prior to the incorporation of the Company, the construction operations, survey, design and consultancy operations, manufacturing operations and other business operations (collectively, the "Predecessor Operations") were carried out by various companies owned or controlled by CRCCG. Pursuant to the Restructuring, the Core Operations were transferred to the Company upon its incorporation.

Core Operations

In connection with the Restructuring, the principal operations and businesses of CRCCG (the "Core Operations") were transferred to the Company which include:

(a) all of the core assets and liabilities relating to the construction operations;

(b) all of the core assets and liabilities relating to the survey, design and consultancy operations;

(c) all of the core assets and liabilities relating to the large track maintenance machinery and railway track components manufacturing;

(d) other businesses, including certain real estate development and logistics operations;

1. GROUP RESTRUCTURING AND CORPORATE INFORMATION *(CONTINUED)*

Core Operations *(continued)*

(e) contractual rights and obligations relating to the businesses, assets and liabilities transferred to the Company;

(f) employees associated with the businesses transferred to the Company;

(g) qualifications, licenses and approvals related to the businesses transferred to the Company; and

(h) business and financial records, books and data and technological data and know-how related to the businesses transferred to the Company.

Retained Operations

In connection with the Restructuring, the following assets and liabilities (the "Retained Operations") were not transferred to the Company upon its incorporation and were retained by CRCCG:

(a) certain operating assets and liabilities historically associated with the Predecessor Operations, which include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and the supplementary defined benefits of retirees which were integral to the Predecessor Operations;

(b) equity interests in certain companies not strategically complementary to the Group's businesses;

(c) equity interests in certain companies engaging in Build-Operate-Transfer ("BOT") projects (the "Retained BOT Projects"); and

(d) ancillary facilities including hospitals, nurseries, etc.

2. BASIS OF PRESENTATION AND PREPARATION

(a) As discussed in note 1 to the interim condensed consolidated financial statements, prior to the incorporation of the Company, all the Core Operations were controlled and owned by CRCCG. Upon the incorporation of the Company on 5 November 2007, all the Core Operations were transferred to the Company. As there was no change in the ultimate controlling shareholder of the Core Operations, the Restructuring has been accounted for as a reorganisation of business under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Core Operations transferred to the Company have been stated at CRCCG's historical carrying amounts in the preparation of the interim condensed consolidated financial statements of the Group, which have been prepared as if the Company and its current corporate structure had been in existence at all dates and during the periods presented.

These interim condensed consolidated financial statements include the operating results and financial position of the Retained Operations that were historically associated with the Predecessor Operations but exclude those that were not strategically complementary to the Group's businesses and the companies engaging in the Retained BOT Projects. Although the Retained Operations were not transferred to the Company, those associated with the Predecessor Operations have been included in these interim condensed consolidated financial statements according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG (the "Restructuring Agreement") because the directors of the Company (the "Directors") considered that the historical financial information of the Group should reflect all of the Group's costs of doing businesses, and include all relevant activities that have been part of the history of the Group's businesses and operations. Pursuant to the Restructuring, these operating assets and liabilities historically associated with the Predecessor Operations as mentioned above were retained by CRCCG by way of distributions to CRCCG. Accordingly, these operating assets and liabilities were not injected into the Company upon its incorporation on 5 November 2007.

2. BASIS OF PRESENTATION AND PREPARATION *(CONTINUED)*

(b) The interim condensed consolidated financial statements for the six months ended 30 June 2008 have been prepared in accordance with IAS 34 *Interim Financial Reporting* and the disclosure requirements of the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange. The interim condensed consolidated financial statements do not include all the information and disclosures required in the audited annual financial statements, and therefore should be read in conjunction with the Group's annual financial statements as at 31 December 2007.

The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets, which have been measured at fair value. In addition, the interim condensed consolidated financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand, except when otherwise indicated.

(c) The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the adoption of the new Standards and Interpretations, noted below:

IFRIC 11	IFRS 2 — Group and Treasury Share Transactions
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRIC 11 requires arrangements whereby an employee is granted rights to an entity's equity instruments, to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this Interpretation did not have any effect on the financial position or performance of the Group.

IFRIC 14 provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 *Employee Benefits*. As the Group's defined benefit schemes are currently in deficit, this Interpretation had no impact on the financial position or performance of the Group.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers different services and products which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) the construction operations segment engages in the construction of infrastructures such as railways, highways, bridges, tunnels, metropolitan railways, airports and ports, water conservancy and hydropower facilities, real estate and municipal projects;

(ii) the survey, design and consultancy operations segment engages in the provision of survey, design and consultancy services, as well as technology and equipment research and development services, for the construction of railways, highways, metropolitan railways, bridges, tunnels, municipal and power projects, high-rise buildings, airports and ports;

(iii) the manufacturing operations segment engages in the design, research and development, production and sale of large track maintenance machinery as well as the manufacturing of components for railway construction; and

(iv) the other business operations segment mainly comprises real estate development and logistics businesses.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

3. SEGMENT INFORMATION (CONTINUED)

(a) Business segments

The following tables present revenue, profit and certain expenditure information for the Group's business segments for the six months ended 30 June 2008:

For the six months ended 30 June 2008

	Construction operations RMB'000 (Unaudited)	Survey, design and consultancy operations RMB'000 (Unaudited)	Manufacturing operations RMB'000 (Unaudited)	Other business operations RMB'000 (Unaudited)	Eliminations RMB'000 (Unaudited)	Consolidated RMB'000 (Unaudited)
Segment revenue						
Sales to external customers	74,448,848	1,799,982	956,840	2,571,874	–	79,777,544
Intersegment sales	267,503	83,226	445,208	502,665	(1,298,602)	–
Total	74,716,351	1,883,208	1,402,048	3,074,539	(1,298,602)	79,777,544
Segment results	1,472,230	163,497	151,253	159,788	–	1,946,768
Finance revenue	517,415	61,601	4,979	15,311	–	599,306
Finance costs	(608,943)	(3,657)	(14,299)	(17,003)	–	(643,902)
Share of profits and losses of:						
Jointly-controlled entities	2,774	–	–	–	–	2,774
Associates	4,121	(410)	–	–	–	3,711
Profit before tax						1,908,657
Tax						(400,238)
Profit for the period						1,508,419

3. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

For the six months ended 30 June 2008

	Construction operations RMB'000 (Unaudited)	Survey, design and consultancy operations RMB'000 (Unaudited)	Manufacturing operations RMB'000 (Unaudited)	Other business operations RMB'000 (Unaudited)	Eliminations RMB'000 (Unaudited)	Consolidated RMB'000 (Unaudited)
Assets and liabilities						
Segment assets	187,001,692	4,898,568	3,770,379	13,903,811	(7,383,523)	202,190,927
Interests in jointly-controlled entities	75,135	–	–	–	–	75,135
Interests in associates	282,759	4,436	–	–	–	287,195
Unallocated assets						2,974,610
Total assets						205,527,867
Segment liabilities	147,648,782	3,907,986	2,871,492	11,736,512	(7,383,523)	158,781,249
Unallocated liabilities						865,296
Total liabilities						159,646,545
Other segment information						
Depreciation and amortisation	1,612,345	44,098	59,502	12,775	–	1,728,720
Capital expenditure	4,036,197	123,562	113,177	18,880	–	4,291,816
Write-back of inventories to net realisable value	(40)	–	–	–	–	(40)
Provision for foreseeable losses on construction contracts	28,850	–	–	–	–	28,850
Impairment losses recognised/(reversed) in the condensed consolidated income statement	(43,651)	246	(444)	(120)	–	(43,969)

3. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

For the six months ended 30 June 2007

	Construction operations RMB'000 (Unaudited)	Survey, design and consultancy operations RMB'000 (Unaudited)	Manufacturing operations RMB'000 (Unaudited)	Other business operations RMB'000 (Unaudited)	Eliminations RMB'000 (Unaudited)	Consolidated RMB'000 (Unaudited)
Segment revenue						
Sales to external customers	66,850,099	1,588,772	733,587	1,770,428	–	70,942,886
Intersegment sales	158,111	16,752	153,371	442,892	(771,126)	–
Total	67,008,210	1,605,524	886,958	2,213,320	(771,126)	70,942,886
Segment results	1,315,795	90,011	46,156	127,015	–	1,578,977
Finance revenue	194,260	58,789	601	11,859	–	265,509
Finance costs	(498,056)	(1,317)	(10,489)	(13,858)	–	(523,720)
Share of profits and losses of:						
Jointly-controlled entities	9,707	–	–	–	–	9,707
Associates	816	7	–	–	–	823
Profit before tax						1,331,296
Tax						(925,422)
Profit for the period						405,874
Other segment information						
Depreciation and amortisation	1,402,524	89,944	67,432	8,994	–	1,568,894
Capital expenditure	2,433,853	105,640	504,249	24,302	–	3,068,044
Write-back of inventories to net realisable value	(279)	–	–	(4,340)	–	(4,619)
Provision for foreseeable losses on construction contracts	94,090	–	–	–	–	94,090
Impairment losses recognised/(reversed) in the condensed consolidated income statement	(32,091)	801	76	28,707	–	(2,507)

3. SEGMENT INFORMATION *(CONTINUED)*

(b) Geographical segments

The following tables present revenue and certain expenditure information for the Group's geographical segments for the six months ended 30 June 2008:

For the six months ended 30 June 2008

	Mainland China *RMB'000* *(Unaudited)*	Outside Mainland China *RMB'000* *(Unaudited)*	Eliminations *RMB'000* *(Unaudited)*	Consolidated *RMB'000* *(Unaudited)*
Segment revenue				
Sales to external customers	74,042,653	5,734,891	—	79,777,544
Other segment information				
Capital expenditure	3,747,220	544,596	—	4,291,816

For the six months ended 30 June 2007

	Mainland China *RMB'000* *(Unaudited)*	Outside Mainland China *RMB'000* *(Unaudited)*	Eliminations *RMB'000* *(Unaudited)*	Consolidated *RMB'000* *(Unaudited)*
Segment revenue				
Sales to external customers	68,704,590	2,238,296	—	70,942,886
Other segment information				
Capital expenditure	2,869,711	198,333	—	3,068,044

4. REVENUE AND OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) an appropriate proportion of contract revenue of construction contracts, net of business tax and government surcharges; (2) the invoiced value of goods sold, net of value-added tax and government surcharges, and after allowances for goods returns and trade discounts; and (3) the value of other services rendered.

An analysis of the Group's revenue and other income and gains, net, is as follows:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Revenue:		
Construction contracts	74,448,848	66,850,099
Provision of survey, design and consultancy services	1,799,982	1,588,772
Manufacture, sale, repair and maintenance of large track maintenance machinery	956,840	733,587
Others *(note (a))*	2,571,874	1,770,428
	79,777,544	70,942,886
Other income and gains, net:		
Government grants:		
— Recognition of deferred revenue	11,589	10,189
— Others *(note (b))*	14,765	13,494
Fair value gains, net, on financial assets at fair value through profit or loss	—	64,588
Gain on disposal of an associate *(note 25)*	143,877	—
Gain on disposal of available-for-sale investments	5,127	20
Gain on disposal of property, plant and equipment, net	—	4,609
Others *(note (c))*	87,902	35,063
	263,260	127,963

Notes:

(a) Other revenue mainly represents revenue from the sale of properties and provision of logistics services.

(b) Other government grants mainly represent value-added tax refunds which, in the opinion of the Directors, are available to other eligible entities that are able to fulfill certain requirements.

(c) Others mainly represent gains on stocktaking, penalty income and other miscellaneous gains.

5. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Cost of services rendered	**70,992,631**	64,197,401
Cost of goods sold	**2,986,978**	2,148,952
Total cost of sales	**73,979,609**	66,346,353
Depreciation of property, plant and equipment *(note (a))*	**1,671,600**	1,539,866
Amortisation of prepaid land lease payments	**47,539**	17,836
Amortisation of intangible assets	**9,581**	11,192
Total depreciation and amortisation	**1,728,720**	1,568,894
Reversal of impairment of trade and bills receivables	**(39,645)**	(4,593)
Impairment/(reversal of impairment) of deposits and other receivables	**(4,324)**	2,086
Total reversal of impairment, net	**(43,969)**	(2,507)
Write-back of inventories to net realisable value	**(40)**	(4,619)
Provision for foreseeable losses on construction contracts	**28,850**	94,090
Fair value loss/(gain), net, on financial assets at fair value through profit or loss	**21,972**	(64,588)
Loss/(gain) on disposal of property, plant and equipment, net	**14,616**	(4,609)

Note:

(a) Depreciation of approximately RMB1,446,143,000 (unaudited) (2007: RMB1,249,371,000 (unaudited)) is included in the cost of sales on the face of the interim condensed consolidated income statement for the six months ended 30 June 2008.

6. FINANCE REVENUE AND FINANCE COSTS

The Group's finance revenue totaling RMB599,306,000 (unaudited) (2007: RMB265,509,000 (unaudited)) mainly represented bank interest income.

The Group's finance costs are as follows:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Interest on bank loans and other loans wholly repayable within five years	**789,878**	501,028
Interest on bank loans repayable beyond five years	**74,299**	75,569
Interest on finance leases	**1,953**	1,586
Interest on discounted bills	**14,472**	5,269
Interest on corporate bonds	**22,141**	19,991
Total interest	**902,743**	603,443
Less: Interest capitalised in:		
— Construction in progress	**(3,015)**	(9,405)
— Construction contracts	**(17,481)**	(23,423)
— Properties under development	**(129,104)**	(12,063)
— Intangible assets	**(109,241)**	(34,832)
	643,902	523,720

Borrowing costs capitalised for the period are calculated by applying the following capitalisation rates per annum to expenditure on qualifying assets:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Capitalisation rates	**5.0%-8.9%**	4.0%-7.0%

7. TAX

Under the relevant PRC Corporate Income Tax Law and the respective regulations, except for certain preferential treatments available to the Company's subsidiaries, jointly-controlled entities and associates, which were exempted or taxed at preferential rates ranging from 15% to 16.5% primarily due to their status as entities engaging in technology development or their involvement in projects that were supported by the government, such as the Qinghai-Tibet Railway, and development projects in the western part of Mainland China, the entities within the Group are subject to corporate income tax at a rate of 25% (2007: 33%) during the six months ended 30 June 2008.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and became effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested enterprises and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%. The effect of this change has been reflected in the calculation of deferred income tax as at 30 June 2007.

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits arising in Hong Kong during the six months ended 30 June 2008.

Taxes on profits assessable elsewhere, including Macau and Nigeria, have been calculated at the rates of tax prevailing in the territories/countries in which the relevant companies within the Group operate, based on existing legislation, interpretations and practices in respect thereof.

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Current income tax:		
— Mainland China	**231,303**	303,921
— Hong Kong	**688**	890
— Others	**23,224**	16,979
Deferred income tax	**145,023**	603,632
Income tax charge for the period	**400,238**	925,422

7. TAX *(CONTINUED)*

A reconciliation of the income tax expense applicable to profit before tax using the statutory income tax rate in Mainland China to the income tax expense at the Group's effective income tax rate for the six months ended 30 June 2008 is as follows:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Profit before tax	**1,908,657**	1,331,296
At statutory income tax rate of 25% (2007: 33%)	**477,164**	439,328
Lower income tax rates for specific provinces or locations	**(59,789)**	(49,155)
Tax effect of share of profits and losses of jointly-controlled entities and associates	**(1,310)**	(2,653)
Income not subject to tax	**(1,057)**	(57,553)
Expenses not deductible for tax purposes	**21,529**	20,779
Tax losses utilised	**(1,952)**	(10,675)
Income tax benefits on locally purchased machinery and research and development expenses	**(43,500)**	(23,444)
Tax losses not recognised	**31,300**	39,042
Adjustments in respect of current income tax of previous periods	**(22,147)**	(30,436)
Effect on opening deferred income tax due to a decrease in income tax rate	**—**	600,189
Income tax charge for the period	**400,238**	925,422

The share of tax attributable to jointly-controlled entities amounting to RMB114,000 (unaudited) (2007: RMB628,000 (unaudited)) is included in the "Share of profits and losses of jointly-controlled entities" on the face of the interim condensed consolidated income statement for the six months ended 30 June 2008.

The share of tax attributable to associates amounting to RMB135,000 (unaudited) (2007: RMB68,000 (unaudited)) is included in the "Share of profits and losses of associates" on the face of the interim condensed consolidated income statement for the six months ended 30 June 2008.

8. DISTRIBUTIONS

The distributions for the six months ended 30 June 2008 are set out below:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Distributions pursuant to the Restructuring:		
(i) Provision for supplementary pension subsidies *(note (a))*	—	2,880,020
(ii) Deferred tax assets arising from provision for supplementary pension subsidies *(note (a))*	—	(846,670)
	—	2,033,350

Note:

(a) Supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. These operating assets and liabilities historically associated with the Predecessor Operations were retained by CRCCG by way of distributions to CRCCG.

In accordance with the Articles of Association of the Company, the net profit after tax of the Company for the purpose of dividends payment will be the lesser of (i) the net profit determined in accordance with the New PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

The Directors did not recommend the payment of any interim dividend for the six months ended 30 June 2008.

9. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amount for the six months ended 30 June 2008 is based on the profit attributable to equity holders of the Company amounting to RMB1,524,780,000 (unaudited) and the weighted average number of ordinary shares in issue during the six months ended 30 June 2008.

9. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY *(CONTINUED)*

The calculation of basic earnings per share amount for the six months ended 30 June 2007 is based on the profit attributable to equity holder of the Company amounting to RMB406,085,000 (unaudited) and the number of ordinary shares in issue on the assumption that the 8,000 million ordinary shares issued upon the incorporation of the Company on 5 November 2007 had been in issue throughout the six months ended 30 June 2007.

No diluted earnings per share amount has been presented as the Company did not have any dilutive potential ordinary shares during the six months ended 30 June 2008 (2007: Nil).

10. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Vehicles	Production equipment	Measurement and experimental equipment	Other equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(Unaudited)	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*
Cost:								
At 1 January 2008	5,249.522	10,472,598	4.471,650	2,447.924	904,429	2,937,294	1,336,870	27,820,287
Additions	143.577	1,737,346	557,195	360,273	105,469	442,192	557,004	3,903.056
Transfer from construction in progress	226,897	126,722	1.712	39,658	276	1.530	(396,795)	—
Disposals	(151,547)	(247,651)	(86,756)	(93.763)	(16,528)	(216,255)	—	(812,500)
At 30 June 2008	5,468,449	12,089,015	4,943,801	2,754,092	993,646	3,164,761	1,497,079	30,910,843
Accumulated depreciation and impairment:								
At 1 January 2008	(1.636,179)	(4,375.264)	(2,639,688)	(965,303)	(508,620)	(1,696,706)	(550)	(11,822,330)
Depreciation charge for the period	(66,752)	(643,238)	(390,395)	(167,286)	(79,190)	(324,739)	—	(1,671,600)
Disposals	50,711	166,682	56,191	35,310	15,719	149,609	—	474,222
At 30 June 2008	(1.652,220)	(4,851,840)	(2,973,892)	(1,097,279)	(572,091)	(1,871,836)	(550)	(13,019,706)
Net carrying amount:								
At 30 June 2008	3,816,229	7,237,175	1,969,909	1,656,813	421,555	1,292,925	1,496,529	17,891,135

10. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings RMB'000 (Audited)	Machinery RMB'000 (Audited)	Vehicles RMB'000 (Audited)	Production equipment RMB'000 (Audited)	Measurement and experimental equipment RMB'000 (Audited)	Other equipment RMB'000 (Audited)	Construction in progress RMB'000 (Audited)	Total RMB'000 (Audited)
Cost:								
At 1 January 2007	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
Additions	441,200	2,321,727	1,202,342	1,061,806	270,712	840,518	1,765,185	7,903,490
Transfer from construction in progress	136,732	418,180	5,276	8,232	4,174	15,977	(588,571)	–
Transfer to prepaid land lease payments	–	–	–	–	–	–	(5,702)	(5,702)
Disposals	(185,531)	(955,154)	(414,631)	(272,426)	(169,051)	(547,532)	–	(2,544,325)
Distributions to CRCCG pursuant to the Restructuring	(1,785,456)	–	–	–	–	–	(23,667)	(1,809,123)
Disposal of a subsidiary	(53,616)	–	(1,442)	–	–	(571)	(375,219)	(430,848)
At 31 December 2007	5,249,522	10,472,598	4,471,650	2,447,924	904,429	2,937,294	1,336,870	27,820,287
Accumulated depreciation and impairment:								
At 1 January 2007	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
Impairment for the year	–	(4,739)	–	–	–	(46)	–	(4,785)
Depreciation charge for the year	(295,876)	(1,186,361)	(779,820)	(326,123)	(153,039)	(664,389)	–	(3,405,608)
Disposals	113,064	572,835	240,862	105,704	57,291	339,343	–	1,429,099
Distributions to CRCCG pursuant to the Restructuring	697,860	–	–	–	–	–	–	697,860
Disposal of a subsidiary	1,050	–	386	–	–	321	–	1,757
At 31 December 2007	(1,636,179)	(4,375,284)	(2,639,688)	(965,303)	(508,620)	(1,696,706)	(550)	(11,822,330)
Net carrying amount:								
At 31 December 2007	3,613,343	6,097,314	1,831,962	1,482,621	395,809	1,240,588	1,336,320	15,997,957

10. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

Certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's buildings and machinery, which had an aggregate net carrying amount of approximately RMB216,064,000 (unaudited) as at 30 June 2008 (31 December 2007: RMB203,714,000 (audited)) (note 19).

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB163,019,000 (unaudited) (31 December 2007: RMB171,113,000 (audited)).

As at 30 June 2008, the Group was in the process of applying for the title certificates of certain of its buildings with an aggregate net carrying amount of approximately RMB22,681,000 (unaudited) (31 December 2007: RMB53,718,000 (audited)). After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 June 2008.

11. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The movements in deferred tax assets and deferred tax liabilities are as follows:

	30 June 2008 *RMB'000* *(Unaudited)*	31 December 2007 *RMB'000* *(Audited)*
At beginning of the period/year, net	**2,945,242**	3,292,051
Deferred tax charged to the income statement during the period/year	**(145,023)**	(519,754)
Deferred tax charged to equity during the period/year:		
(i) Deferred tax assets on revaluation surplus arising from the Restructuring	**—**	1,051,303
(ii) Distribution of deferred tax assets arising from provision for supplementary pension subsidies to CRCCG pursuant to the Restructuring	**—**	(846,670)
(iii)Deferred tax liabilities arising from changes in fair values of available-for-sale investments	**9,690**	(31,688)
At end of the period/year, net	**2,809,909**	2,945,242

11. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES *(CONTINUED)*

The Group's deferred tax assets and deferred tax liabilities are attributed to the following items, which are reflected in the interim condensed consolidated balance sheet:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Deferred tax assets:		
Provision for early retirement benefits	1,750,290	1,842,552
Provision for impairment of assets	144,388	142,718
Provision for foreseeable losses on construction contracts	37,938	50,761
Tax losses available for offset against future taxable income	29,467	42,655
Accruals and provisions	29,168	35,916
Additional tax deduction on revaluation surplus arising from the Restructuring	976,017	1,018,657
Others	7,342	6,977
	2,974,610	3,140,236
Deferred tax liabilities:		
Recognition of revenue on construction contracts	(142,703)	(163,306)
Available-for-sale investments	(21,998)	(31,688)
	(164,701)	(194,994)
	2,809,909	2,945,242

12. TRADE AND BILLS RECEIVABLES

The Group's major customers are the PRC government agencies and other state-owned enterprises. The majority of the Group's revenues are generated through construction projects and settlement is made in accordance with the terms specified in the contracts governing the relevant transactions. The Group does not have a standardised and universal credit period granted to the construction service customers. The credit period of individual construction service customers is considered on a case-by-case basis and set out in the construction contracts, as appropriate. For the sale of products, a credit period ranging from 30 to 90 days may be granted to large or long-established customers with good repayment history. Revenues from small, new or short term customers are normally expected to be settled shortly after the provision of services or delivery of goods. No credit period is set by the Group for small, new or short term customers. For retention money receivables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work. Trade and bills receivables are non-interest-bearing.

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Bills receivables	112,796	162,108
Trade receivables	24,290,771	26,521,634
Retention money receivables	6,455,654	5,232,386
Provision for impairment	(569,911)	(617,293)
	30,289,310	31,298,835
Portion classified as current assets	(28,702,573)	(30,265,003)
Non-current portion	1,586,737	1,033,832

12. TRADE AND BILLS RECEIVABLES *(CONTINUED)*

An aged analysis of the Group's trade and bills receivables, based on the invoice date and net of provision for impairment of trade receivables, as at the balance sheet date is as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Within 6 months	22,992,817	22,850,161
6 months to 1 year	3,759,855	4,678,012
1 to 2 years	2,247,266	2,376,177
2 to 3 years	833,306	909,552
More than 3 years	456,066	484,933
	30,289,310	31,298,835

An aged analysis of the trade and bills receivables, that are neither individually nor collectively considered to be impaired, is as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Neither past due nor impaired	25,546,381	25,840,190
Past due but not impaired:		
Less than 3 months past due	259,708	552,478
3 to 6 months past due	253,221	253,318
Over 6 months past due	245,640	459,040
	26,304,950	27,105,026

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the Directors are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

12. TRADE AND BILLS RECEIVABLES (CONTINUED)

Movements in the provision for impairment of trade receivables are as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
At beginning of the period/year	617,293	711,253
Reversal of impairment for the period/year	(39,645)	(24,067)
Written off	(7,737)	(69,893)
At end of the period/year	569,911	617,293

Included in the above provision for impairment of trade receivables is a provision for individually impaired trade receivables of RMB569,911,000 (unaudited) (31 December 2007: RMB617,293,000 (audited)) with a carrying amount of RMB4,554,271,000 (unaudited) (31 December 2007: RMB4,811,102,000 (audited)). The individually impaired trade receivables relate to customers that were in financial difficulties or customers that were in default or delinquency in payments and only a portion of the receivables is expected to be recovered. The Group does not hold any collateral or other credit enhancements over these balances.

The amounts due from the fellow subsidiaries, jointly-controlled entities and associates included in the trade and bills receivables are as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Fellow subsidiaries	151,290	107,084
Jointly-controlled entities	3,138	4,321
Associates	715	46,709
	155,143	158,114

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

13. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Advances to suppliers	**21,444,297**	13,375,754
Prepayments	**70,442**	98,902
Deposits and other receivables*	**12,708,719**	10,150,512
	34,223,458	23,625,168
Portion classified as current assets	**(34,153,016)**	(23,543,418)
Non-current portion	**70,442**	81,750

* Deposits and other receivables mainly represent bidding bonds, performance bonds and various deposits required for the Group's business operations.

An aged analysis of the deposits and other receivables, that are neither individually nor collectively considered to be impaired, is as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Neither past due nor impaired	**12,132,324**	9,517,890

Deposits and other receivables that were neither past due nor impaired relate to balances for which there was no recent history of default.

13. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES *(CONTINUED)*

Movements in the provision for impairment of deposits and other receivables are as follows:

	30 June 2008 *RMB'000* *(Unaudited)*	31 December 2007 *RMB'000* *(Audited)*
At beginning of the period/year	209,663	298,726
Reversal of impairment for the period/year	(4,324)	(20,944)
Written off	(27,748)	(68,119)
At end of the period/year	177,591	209,663

Included in the above provision for impairment of deposits and other receivables is a provision for individually impaired deposits and other receivables of RMB177,591,000 (unaudited) (31 December 2007: RMB209,663,000 (audited)) with a carrying amount of RMB753,986,000 (unaudited) (31 December 2007: RMB842,285,000 (audited)). The individually impaired deposits and other receivables relate to debtors that were in financial difficulties or debtors that were in default or delinquency in payments and only a portion of the balances is expected to be recovered. The Group does not hold any collateral or other credit enhancements over these balances.

The amounts due from the jointly-controlled entities and associates included in the above are as follows:

	30 June 2008 *RMB'000* *(Unaudited)*	31 December 2007 *RMB'000* *(Audited)*
Jointly-controlled entities	103,247	387,925
Associates	462,653	415,221
	565,900	803,146

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

14. INVENTORIES

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Raw materials	**7,001,405**	4,493,410
Work-in-progress	**919,760**	706,233
Finished goods	**1,379,913**	787,859
Spare parts	**2,611,389**	2,039,387
	11,912,467	8,026,889

As at 30 June 2008, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's inventories, which had an aggregate carrying amount of approximately RMB188,469,000 (unaudited) (31 December 2007: RMB188,469,000 (audited)) (note 19).

15. CONSTRUCTION CONTRACTS

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Gross amount due from contract customers for contract work	**39,811,545**	35,928,314
Gross amount due to contract customers for contract work	**(15,211,014)**	(17,391,764)
	24,600,531	18,536,550
Contract costs incurred plus recognised profits less recognised losses to date	**576,451,893**	522,645,730
Less: Progress billings received and receivable	**(551,851,362)**	(504,109,180)
	24,600,531	18,536,550

15. CONSTRUCTION CONTRACTS *(CONTINUED)*

The amounts due from the fellow subsidiaries included in the gross amount due from contract customers for contract work are as follows:

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Audited)*
Fellow subsidiaries	**47,396**	61,072

The amounts due to the fellow subsidiaries included in the gross amount due to contract customers for contract work are as follows:

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Audited)*
Fellow subsidiaries	**244,537**	249,123

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

16. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Cash and bank balances	47,062,589	23,971,215
Time deposits	6,579,943	3,517,079
	53,642,532	27,488,294
Less: Pledged bank balances for		
— Bills payable *(note 17)*	(611,335)	(597,111)
— Projects bidding	(548,443)	(681,031)
— Bank loans *(note 19)*	(26,043)	—
Less: Pledged time deposits for		
— Bank loans *(note 19)*	(21,000)	(20,000)
	(1,206,821)	(1,298,142)
Cash and cash equivalents in the interim condensed consolidated balance sheet	52,435,711	26,190,152
Less: Non-pledged time deposits with original maturity of three months or more when acquired	(4,933,910)	
Cash and cash equivalents in the interim condensed consolidated cash flow statement	47,501,801	
Cash and bank balances and time deposits denominated in:		
— RMB	34,138,874	24,781,758
— United States dollars	4,864,419	1,187,778
— Other currencies	14,639,239	1,518,758
	53,642,532	27,488,294

16. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS *(CONTINUED)*

The RMB is not freely convertible into other currencies. However, under Mainland China's prevailing rules and regulations over foreign exchange, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between three months to one year, and earn interest at the respective time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

17. TRADE AND BILLS PAYABLES

Trade and bills payables are non-interest-bearing and are normally settled between 60 and 180 days. For retention money payables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work.

	30 June 2008 *RMB'000* *(Unaudited)*	31 December 2007 *RMB'000* *(Audited)*
Trade and bills payables	**47,598,419**	45,418,021
Portion classified as current liabilities	**(46,665,010)**	(44,676,793)
Non-current portion	**933,409**	741,228

17. TRADE AND BILLS PAYABLES *(CONTINUED)*

An aged analysis of the Group's trade and bills payables, based on the invoice date, as at the balance sheet date is as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Within 6 months	**38,541,391**	34,658,770
6 months to 1 year	**5,812,322**	7,351,934
1 to 2 years	**1,879,853**	1,893,723
2 to 3 years	**812,326**	933,849
More than 3 years	**552,527**	579,745
	47,598,419	45,418,021

The amounts due to the fellow subsidiaries and associates included in trade and bills payables are as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Fellow subsidiaries	**—**	14,846
Associates	**54,080**	100,401
	54,080	115,247

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered by the fellow subsidiaries and associates to their major customers.

The Group's bills payable were secured by pledged bank balances of approximately RMB611,335,000 (unaudited) (31 December 2007: RMB597,111,000 (audited)) as at 30 June 2008 (note 16).

18. OTHER PAYABLES AND ACCRUALS

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Advances from customers	41,619,459	32,624,866
Accrued salaries, wages and benefits	5,183,629	4,735,751
Other taxes payable	1,399,190	1,725,087
Current portion of deferred revenue	18,379	18,079
Others*	16,244,789	14,478,468
	64,465,446	53,582,251
Portion classified as current liabilities	(63,365,525)	(53,199,850)
Non-current portion	1,099,921	382,401

* Others mainly represent payables to sub-contractors for payments made on behalf of the Group, deposits and performance bonds received from sub-contractors, payables for the purchase of machinery and equipment and payables for repair and maintenance expenses.

The amounts due to the ultimate holding company, fellow subsidiaries, jointly-controlled entities and associates included in other payables and accruals are as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Ultimate holding company	6,310	1,042,537
Fellow subsidiaries	337,600	370,598
Jointly-controlled entities	212,713	152,227
Associates	16,460	80,535
	573,083	1,645,897

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

During the six months ended 30 June 2008, the balances with the ultimate holding company and fellow subsidiaries which are non-trade in nature as at 31 December 2007 have been settled.

19. INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate (%)	Maturity	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Current				
Finance lease payables	7.8-12.7	2009	83,727	79,431
Short term bank loans:				
— unsecured	5.0-9.8	2009	14,918,425	16,434,823
— secured	4.8-10.1	2009	213,580	386,880
Short term other loans:				
— unsecured	5.3-7.0	2009	305,583	749,956
Short term corporate bonds:				
— unsecured	3.8-7.0	2009	1,165,198	2,013,057
Current portion of long term bank loans:				
— unsecured	3.8-7.6	2009	1,130,812	797,484
— secured	7.5-9.3	2009	304,800	301,500
Current portion of long term other loans:				
— unsecured	7.0-13.3	2009	70,906	3,276
			18,193,031	20,766,407
Non-current				
Finance lease payables	7.8-12.7	2009-2011	59,290	87,989
Long term bank loans:				
— unsecured	0.8-10.8	2009-2022	4,881,807	4,747,173
— secured	6.2-8.6	2009-2017	629,643	293,944
Long term other loans:				
— unsecured	2.3-7.0	2011	6,051	67,630
			5,576,791	5,196,736
			23,769,822	25,963,143

19. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Interest-bearing bank and other borrowings denominated in:		
— RMB	**22,750,597**	25,106,536
— Euros	**922,169**	741,010
— United States dollars	**97,056**	115,597
	23,769,822	25,963,143

The maturity profile of the interest-bearing bank and other borrowings as at the balance sheet date is as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Analysed into:		
Bank loans repayable:		
Within one year	**16,567,617**	17,920,687
In the second year	**2,660,155**	1,308,019
In the third to fifth years, inclusive	**858,479**	2,238,141
Beyond five years	**1,992,816**	1,494,957
	22,079,067	22,961,804
Other borrowings (including finance lease payables) repayable:		
Within one year	**460,216**	832,663
In the second year	**57,630**	142,942
In the third to fifth years, inclusive	**7,711**	12,677
	525,557	988,282
Corporate bonds repayable:		
Within one year	**1,165,198**	2,013,057
	23,769,822	25,963,143

19. INTEREST-BEARING BANK AND OTHER BORROWINGS (CONTINUED)

The above secured bank loans were secured by certain assets and their carrying values are as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Property, plant and equipment (note 10)	216,064	203,714
Prepaid land lease payments	43,547	48,753
Intangible assets	255,588	198,412
Properties under development	621,602	700,894
Inventories (note 14)	188,469	188,469
Time deposits (note 16)	21,000	20,000
Bank balances (note 16)	26,043	—

Other interest rate information:

	30 June 2008		31 December 2007	
	Fixed rate RMB'000 (Unaudited)	Floating rate RMB'000 (Unaudited)	Fixed rate RMB'000 (Audited)	Floating rate RMB'000 (Audited)
Bank loans — unsecured	14,635,262	6,295,782	16,403,001	5,576,479
Bank loans — secured	483,690	664,333	164,880	817,444
Other borrowings — unsecured	318,178	64,362	759,128	61,734
Other borrowings — secured	143,017	—	167,420	—
Corporate bonds — unsecured	1,165,198	—	2,013,057	—

The carrying amounts of the current bank and other borrowings and the non-current floating rate bank and other borrowings approximate their fair values.

19. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

The carrying amounts and fair values of the Group's non-current fixed rate bank and other borrowings are as follows:

	30 June 2008		31 December 2007	
	Carrying amounts	Fair values	Carrying amounts	Fair values
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
	(Unaudited)	*(Unaudited)*	*(Audited)*	*(Audited)*
Bank loans — unsecured	1,931,729	1,894,698	2,080,260	1,911,515
Bank loans — secured	295,110	291,515	7,800	7,833
Other borrowings — unsecured	6,050	5,269	67,630	64,300
Other borrowings — secured	59,290	61,242	87,989	95,667
	2,292,179	2,252,724	2,243,679	2,079,315

The fair values of the Group's non-current fixed rate bank and other borrowings have been calculated by discounting the expected future cash flows at the prevailing interest rates as at the balance sheet date.

20. ISSUED SHARE CAPITAL

The number of shares of the Company and their nominal value as at 30 June 2008 are as follows:

	30 June 2008		31 December 2007	
	Number of shares	Nominal value	Number of shares	Nominal value
	'000	*RMB'000*	*'000*	*RMB'000*
	(Unaudited)	*(Unaudited)*	*(Audited)*	*(Audited)*
Registered, issued and fully paid:				
— State legal person shares of RMB1.00 each	7,811,245	7,811,245	8,000,000	8,000,000
— A Shares of RMB1.00 each	2,450,000	2,450,000	—	—
— H Shares of RMB1.00 each	2,076,297	2,076,297	—	—
	12,337,542	12,337,542	8,000,000	8,000,000

20. ISSUED SHARE CAPITAL *(CONTINUED)*

A summary of the movements in the Company's issued share capital for the six months ended 30 June 2008 is as follows:

	30 June 2008		31 December 2007	
	Number of shares *'000* *(Unaudited)*	Nominal value *RMB'000* *(Unaudited)*	Number of shares *'000* *(Audited)*	Nominal value *RMB'000* *(Audited)*
At beginning of period/year	8,000,000	8,000,000	—	—
At date of incorporation *(note (a))*	—	—	8,000,000	8,000,000
Public offer of A Shares *(note (b))*	2,450,000	2,450,000	—	—
Public offer of H Shares *(notes (c), (d))*	2,076,297	2,076,297	—	—
State legal person shares converted into H Shares *(note (d))*	(188,755)	(188,755)	—	—
	12,337,542	12,337,542	8,000,000	8,000,000

(a) The Company was incorporated on 5 November 2007 with an initial registered share capital of RMB8,000 million divided into 8,000 million shares with a par value of RMB1.00 each. 8,000 million state legal person shares with a par value of RMB1.00 each were issued to CRCCG, all of which were credited as fully paid, in consideration for the transfer of the Core Operations, together with certain prepaid land lease payments, to the Company pursuant to the Restructuring as set out in note 1 to the interim condensed consolidated financial statements.

(b) During the period from 25 February to 26 February 2008, the Company issued 2,450,000,000 A Shares at RMB9.08 per A Share, which raised total gross proceeds, excluding listing expenses, of RMB22.2 billion. The A Shares are listed on The Shanghai Stock Exchange on 10 March 2008.

(c) During the period from 29 February to 5 March 2008, the Company issued 1,706,000,000 H Shares at HK$10.70 per H Share, which raised total gross proceeds, excluding listing expenses, of HK$18.3 billion. The H Shares are listed on the Main Board of The Hong Kong Stock Exchange on 13 March 2008.

On 8 April 2008, the over-allotment option of H Shares was exercised in part and an additional 181,541,500 H Shares were issued at HK$10.70 per H Share, which were listed on the Main Board of The Hong Kong Stock Exchange on the same day. The gross proceeds from the issuance of these H Shares, excluding listing expenses, amounted to HK$1.9 billion.

(d) On 13 March 2008, CRCCG converted 170,600,000 state legal person shares of the Company into H Shares and transferred the shares to the National Council for Social Security Fund ("NSSF") of the PRC. In addition, on 8 April 2008, CRCCG converted 18,154,500 state legal person shares of the Company into H Shares and transferred the shares to the NSSF.

21. NOTES TO THE INTERIM CONSOLIDATED CASH FLOW STATEMENT

(a) Major non-cash transactions during the six months ended 30 June 2008 are set out as follows:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Distributions pursuant to the Restructuring *(note 8)*:		
(i) Provision for supplementary pension subsidies	—	2,880,020
(ii) Deferred tax assets arising from provision for supplementary pension subsidies	—	(846,670)

22. CONTINGENT LIABILITIES

(a) In connection with the Restructuring Agreement, except for liabilities constituting or arising out of or relating to the businesses undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CRCCG. CRCCG has also undertaken to indemnify the Company in respect of any loss or damage incurred relating to the Core Operations prior to their transfer by CRCCG to the Company in the Restructuring, any loss or damage suffered or incurred by the Company in relation to the novation of relevant contracts from CRCCG to the Company and as a result of any breach by CRCCG of any provision of the Restructuring Agreement. The Company has also undertaken to indemnify CRCCG in respect of any loss or damage suffered or incurred by CRCCG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) The Group was involved in a number of legal proceedings and claims against it in the ordinary course of business. Provision has been made for the probable losses to the Group on those legal proceedings and claims when the management can reasonably estimate the outcome of the legal proceedings and claims taking into account the legal advice. No provision has been made for pending legal proceedings and claims when the outcome of the legal proceedings and claims cannot be reasonably estimated or management believes that the probability of loss is remote.

22. CONTINGENT LIABILITIES *(CONTINUED)*

(c) The Group had issued guarantees to banks in respect of the banking facilities granted to the following parties:

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Audited)*
Associates	**—**	247,000
Jointly-controlled entities	**2,166**	5,228
An investee of the Company *(note (i))*	**117,600**	117,600
An associate of the ultimate holding company	**—**	30,000
Independent third parties	**30,000**	50,000
	149,766	449,828

Note:

(i) The Company has a 16.8% equity interest in this investee. Other than that, in the opinion of the Directors, this investee has no other relationship with the Group and the ultimate holding company.

(d) On 12 May 2008, an earthquake with a magnitude of eight on the Richter scale struck Wenchuan County of Sichuan Province in the PRC. The earthquake had different levels of impact on certain construction projects of the subsidiaries within the Group. As a result, the earthquake has led to a certain level of economic loss to the Group's construction projects and the related assets located in the earthquake region. The Board of Directors is still investigating the extent of the economic loss as at the date of issuance of the interim condensed consolidated financial statements. Based on the current estimates and considering that the construction contracts have specified the contractual obligations in relation to force majeure losses and insurance compensations, the Directors are of the view that the earthquake will not have any significant impact on the Group's operating results for the six months ended 30 June 2008.

23. COMMITMENTS

(a) Operating leases

The Group leases certain buildings under operating lease arrangements, with leases negotiated for terms ranging from one to eight years. The terms of the leases generally require the tenants to pay security deposits.

The Group's future minimum operating lease payments under non-cancelable operating leases as at the balance sheet date are as follows:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Within one year	15,960	27,309
In the second to fifth years, inclusive	9,658	12,489
Beyond five years	1,461	1,753
	27,079	41,551

(b) Capital commitments

In addition to the operating lease commitments detailed above, the Group had the following commitments as at the balance sheet date:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Audited)
Contracted, but not provided for:		
Property, plant and equipment	1,395,279	2,254,206
Intangible assets	794,338	1,107,715
Available-for-sale investment	35,040	35,040
	2,224,657	3,396,961
Authorised, but not contracted for:		
Intangible assets	8,138	—
Property, plant and equipment	303,622	17,665
Properties under development	754,675	—
	1,066,435	17,665

24. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions related to the Restructuring as detailed in note 1 to the interim condensed consolidated financial statements, the Group had the following significant transactions with related parties during the six months ended 30 June 2008:

	Notes	For the six months ended 30 June 2008 RMB'000 (Unaudited)	2007 RMB'000 (Unaudited)
Construction operations income			
Fellow subsidiaries		291,861	382,087
Associates		—	29,312
Jointly-controlled entity		313,208	—
Ultimate holding company		96,839	32,281
		701,908	443,680
Survey, design and consultancy operations income			
Fellow subsidiary		2,000	—
Ultimate holding company		566	921
		2,566	921
Other income	(i)		
Fellow subsidiary		—	92
Jointly-controlled entities		2,011	781
		2,011	873
Operating expenses	(ii)		
Fellow subsidiaries		10,224	8,889
Associate		219,460	—
Jointly-controlled entity		489,568	—
		719,252	8,889

24. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) *(continued)*

Notes:

(i) Other income mainly includes rental income and sales of construction materials.

(ii) Operating expenses mainly include management fee expenses, property management fees, sub-contracting costs and printing costs.

(iii) The Group had issued guarantees to banks in respect of the banking facilities granted to the following parties:

	30 June 2008 *RMB'000* *(Unaudited)*	31 December 2007 *RMB'000* *(Audited)*
Associates	—	247,000
Jointly-controlled entities	2,166	5,228
	2,166	252,228

In the opinion of the Directors, the transactions between the Group and the related parties were based on prices mutually agreed between the parties after taking into account the market prices.

In the opinion of the Directors, the above related party transactions were conducted in the ordinary course of business.

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "State-owned Enterprises"). During the six months ended 30 June 2008, the Group had transactions with State-owned Enterprises including, but not limited to, the provision of infrastructure construction services and purchases of services. The Directors consider that the transactions with these State-owned Enterprises are activities in the ordinary course of the Group's business and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and these State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for its services and products, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the Directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

24. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(b) Outstanding balances with related parties

Details of the outstanding balances with related parties are set out in notes 12, 13, 15, 17 and 18 to the interim condensed consolidated financial statements.

(c) Compensation of key management personnel of the Group

An analysis of the compensation of key management personnel of the Group is as follows:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Short term employee benefits	**1,682**	1,575
Post-employment benefits	**488**	505
	2,170	2,080

25. NON-CURRENT ASSET HELD FOR SALE

As at 31 December 2007, the non-current asset held for sale represents the Group's investment in an associate, 內蒙古呼准鐵路有限公司 (Inner Mongolia Huzhun Railways Limited) ("Huzhun Railways"), which is engaged in railway construction and is included in the construction operations segment.

In August 2007, the Group through its wholly-owned subsidiary, China Railway 23rd Bureau Group Co., Ltd., entered into a disposal agreement (the "Disposal Agreement") with an external third party, Inner Mongolia Yitai Coal Co., Ltd. ("Yitai Coal"), for the disposal of the Group's entire shareholding of 35% in Huzhun Railways. The consideration for the disposal is based on 35% of the valuation amount of the net assets of Huzhun Railways as determined from an independent valuation.

In November 2007, the Group entered into a supplementary disposal agreement with Yitai Coal whereby Yitai Coal would make an advance payment of RMB300 million to the Group. As at 31 December 2007, the Group received the advance payment of RMB300 million from Yitai Coal and recorded the same in other payables.

25. NON-CURRENT ASSET HELD FOR SALE *(CONTINUED)*

In March 2008, the consideration for the disposal of Huzhun Railways of RMB353,877,000 (unaudited) was agreed and finalised by the Group with Yitai Coal. As a result, the Group recorded a gain on disposal of Huzhun Railways of RMB143,877,000 (unaudited) (note 4) in the interim condensed consolidated income statement during the six months ended 30 June 2008. As at the date of issuance of the interim condensed consolidated financial statements, the Group has received the full consideration from Yitai Coal and the disposal transaction was thus completed.

26. EVENTS AFTER THE BALANCE SHEET DATE

No significant events took place subsequent to 30 June 2008.

27. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2008 were approved and authorised for issue by the Board of Directors on 25 August 2008.



中国铁建
中國鐵建股份有限公司
China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Dear H Shareholders,

Election of Means of Receipt and Language of Corporate Communication

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, we are writing to seek your election in relation to the following matters regarding the corporate communication ("**Corporate Communication**") of China Railway Construction Corporation Limited (the "**Company**") to be despatched in the future. Corporate Communication includes any document to be issued by us for your information or action, including but not limited to:

(1) the annual report;

(2) the interim report;

(3) a notice of meeting;

(4) a listing document; and

(5) a circular.

You may choose:

(1) to receive the printed English version only of a summary financial report of the Company which complies with the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "**Financial Summary**") (if available) and other Corporation Communications; or

(2) to receive the printed Chinese version only of the Financial Summary (if available) and other Corporation Communications; or

(3) to receive both the printed English and the printed Chinese versions of the Financial Summary (if available) and other Corporate Communications; or

(4) to receive the printed English version only of the complete annual report or interim report of the Company ("**Complete Financial Statements**") and other Corporation Communications; or

(5) to receive the printed Chinese version only of the Complete Financial Statements and other Corporation Communications; or

(6) to receive both the printed English and the printed Chinese versions of the Complete Financial Statements and other Corporation Communications.

Please tick the appropriate box in the enclosed Reply Form and sign and return the same with the envelope provided to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. If we do not receive the Reply Form from you by 30 September 2008 and until you inform the Company's H share registrar by reasonable notice in writing, a printed Chinese version only of the Financial Summary (if available) and the Corporate Communication will be sent if you are a shareholder who is a natural person with a Chinese name and has an address in Hong Kong appearing on the register of H shareholders of the Company. Otherwise, we will send you a printed English version only of the Corporate Communication.

Please note that: (a) both the printed English and Chinese versions of the Corporate Communication will be available for inspection from the Company or the Company's H share registrar on request; and (b) both the English and Chinese versions of the Corporate Communication will be available on the Company's website at www.crcc.cn and the website of The Stock Exchange of Hong Kong Limited.

Should you have any queries relating to this letter, please contact us by calling the hotline of the Company's H share registrar at (852) 2862 8555 during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays).

Yours faithfully,
For and on behalf of the Board
China Railway Construction Corporation Limited
LI, Tingzhu LAW, Chun Biu
Joint Company Secretaries

Beijing, the PRC
29 August 2008



中国铁建

中國鐵建股份有限公司
China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Dear H Shareholders,

China Railway Construction Corporation Limited
2008 Interim Report

We enclose the 2008 Interim Report (the "**Current Corporate Communication**") of China Railway Construction Corporation Limited (the "**Company**") which has been prepared in English and Chinese.

Those shareholders who (a) received the Current Corporate Communication in either the English or Chinese language only and would like to receive a printed copy in the other language; or (b) would like to change their choice of language and/or means of receipt of all future corporate communications, please complete the enclosed Change Request Form and send it to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, using the postage-prepaid envelope provided. The address of Computershare Hong Kong Investor Services Limited is Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Change Request Form may also be downloaded from the Company's website at www.crcc.cn and the website of The Stock Exchange of Hong Kong Limited.

Both the English and Chinese versions of the Current Corporate Communication are available on the Company's website at www.crcc.cn and the website of The Stock Exchange of Hong Kong Limited. If you have any queries about how to access those documents on the Company's website and the website of The Stock Exchange of Hong Kong Limited or how to obtain copies of the Current Corporate Communication, please call the hotline of the Company's H share registrar at (852) 2862 8555 during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays). Due to internal management protocols regarding shareholders' rights protection, the Company will send both the printed Chinese and English versions of the Current Corporate Communication to all shareholders who have chosen to read the Company's corporate communication posted on the Company's website. Further, shareholders are entitled at any time by reasonable notice in writing to the Company's H share registrar to change their choice of language and/or means of receipt of corporate communications

Yours faithfully,
For and on behalf of the Board
China Railway Construction Corporation Limited
LI, Tingzhu LAW, Chun Biu
Joint Company Secretaries

Beijing, the PRC
29 August 2008

Change Request Form 變更申請表

To: **China Railway Construction Corporation Limited (the "Company")**
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致：**中國鐵建股份有限公司(「本公司」)**
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the Corporate Communications of the Company as indicated below:
本人／我們希望以下列方式收取本公司之公司通訊：
(Please tick **ONLY ONE** of the following boxes)
(請從下列選擇中，**僅在其中一個空格內劃上「✓」號**)

☐ to receive the printed English version only of a summary financial report of the Company which complies with the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Financial Summary") (if available) and other Corporation Communications; or
僅收取本公司根據公司條例(香港法例第32章)有關條款而編製的財務摘要報告(「財務摘要」)(如有者)及其他公司通訊的英文印刷本；或

☐ to receive the printed Chinese version only of the Financial Summary (if available) and other Corporation Communications; or
僅收財務摘要(如有者)及其他公司通訊的中文印刷本；或

☐ to receive both the printed English and the printed Chinese versions of the Financial Summary (if available) and other Corporate Communications; or
同時收取財務摘要(如有者)及其他公司通訊的英文和中文印刷本；或

☐ to receive the printed English version only of the complete annual report or interim report of the Company ("Complete Financial Statements") and other Corporation Communications; or
僅收取本公司的年度報告或中期報告全文(「財務報告全文」)及其他公司通訊的英文印刷本；或

☐ to receive the printed Chinese version only of the Complete Financial Statements and other Corporation Communications; or
僅收取財務報告全文及其他公司通訊的中文印刷本；或

☐ to receive both the printed English and the printed Chinese versions of the Complete Financial Statements and other Corporation Communications.
同時收取財務報告全文及其他公司通訊的英文和中文印刷本。

Signature
簽名 ______________________________

Contact telephone number:
聯絡電話號碼 ______________________________

Date:
日期 ______________________________

Notes:
附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. If the Company does not receive this Change Request Form by 30 September 2008, all future Corporate Communications will be sent out in the manner specified in the letter to its H shareholders dated 30 April 2008 except that all shareholders who have chosen to read the Company's Corporate Communications posted on the Company's website will receive both the printed Chinese and English versions of the Corporate Communications.
倘若本公司於2008年9月30日仍未收到 閣下的變更申請表，本公司將按於2008年4月30日向H股股東發出的函件內所述之方式把公司通訊寄予閣下，除了所有已選擇瀏覽本公司網站提供之公司通訊代替印刷本的股東將收到公司通訊的中英文印刷本。
3. If your shares are held in joint names, the H Shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Change Request Form in order to be valid.
如屬聯名股東，則本變更申請表須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的H股股東簽署，方為有效。
4. The above instruction will apply to all future Corporate Communications to be sent to the H Shareholders until you notify otherwise by reasonable notice in writing to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East Wanchai, Hong Kong.
上述指示適用於將來寄發予H股股東之所有公司通訊，直至 閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室)另作選擇為止。
5. All future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's H share registrar upon request.
本公司或本公司H股股份過戶登記處將備有所有公司通訊的英文和中文印刷本以供索閱。
6. The H Shareholders are entitled to change the choice of means of receipt or language of the Corporate Communications at any time by reasonable notice in writing to the Company's H share registrar.
H股股東有權隨時發出合理書面通知本公司H股股份過戶登記處，要求更改收取公司通訊之語言版本及方式。
7. Unless expressly defined otherwise, terms defined in the letter from the Company to its H Shareholders dated 30 April 2008 shall have the same meanings in this Change Request Form.
除於本變更申請表另有定義外，否則本公司於2008年4月30日向其H股股東發出的函件中定義的用語在本回條中賦予相同的定義。

Reply Form 回條

To: China Railway Construction Corporation Limited (the "Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致：中國鐵建股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the Corporate Communications of the Company as indicated below:
本人／我們希望以下列方式收取本公司之公司通訊：
(Please tick **ONLY ONE** of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「✓」號)

☐ to receive the printed English version only of a summary financial report of the Company which complies with the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Financial Summary") (if available) and other Corporation Communications; or
僅收取本公司根據公司條例(香港法例第32章)有關條款而編製的財務摘要報告(「財務摘要」)(如有者)及其他公司通訊的英文印刷本；或

☐ to receive the printed Chinese version only of the Financial Summary (if available) and other Corporation Communications; or
僅收財務摘要(如有者)及其他公司通訊的中文印刷本；或

☐ to receive both the printed English and the printed Chinese versions of the Financial Summary (if available) and other Corporate Communications; or
同時收取財務摘要(如有者)及其他公司通訊的英文和中文印刷本；或

☐ to receive the printed English version only of the complete annual report or interim report of the Company ("Complete Financial Statements") and other Corporation Communications; or
僅收取本公司的年度報告或中期報告全文(「財務報告全文」)及其他公司通訊的英文印刷本；或

☐ to receive the printed Chinese version only of the Complete Financial Statements and other Corporation Communications; or
僅收取財務報告全文及其他公司通訊的中文印刷本；或

☐ to receive both the printed English and the printed Chinese versions of the Complete Financial Statements and other Corporation Communications.
同時收取財務報告全文及其他公司通訊的英文和中文印刷本。

Signature
簽名 ______________________________

Contact telephone number:
聯絡電話號碼 ______________________ Date:
日期 ______________________

Notes:
附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. If the Company does not receive this Reply Form by 30 September 2008, all future Corporate Communications will be sent out in the manner specified in the letter to its H shareholders dated 29 August 2008.
倘若本公司於2008年9月30日仍未收到 閣下的回條，本公司將按於2008年8月29日向H股股東發放的函件內所述之方式把公司通訊寄予閣下。
3. If your shares are held in joint names, the H Shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.
如屬聯名股東，則本回條須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的H股股東簽署，方為有效。
4. The above instruction will apply to all future Corporate Communications to be sent to the H Shareholders until you notify otherwise by reasonable notice in writing to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East Wanchai, Hong Kong.
上述指示適用於將來寄發予H股股東之所有公司通訊，直至 閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室)另作選擇為止。
5. All future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's H share registrar upon request.
本公司或本公司H股股份過戶登記處將備有所有公司通訊的英文和中文印刷本以供索閱。
6. The H Shareholders are entitled to change the choice of means of receipt or language of the Corporate Communications at any time by reasonable notice in writing to the Company's H share registrar.
H股股東有權隨時發出合理書面通知本公司H股股份過戶登記處，要求更改收取公司通訊之語言版本及方式。
7. Unless expressly defined otherwise, terms defined in the letter from the Company to its H Shareholders dated 29 August 2008 shall have the same meanings in this Reply Form.
除於本回條另有定義外，否則本公司於2008年8月29日向其H股股東發出的函件中定義的用語在本回條中賦予相同的定義。

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